UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

EXPLANATORY NOTE

“Ultrapar restated its 2019 Financial Statements at CVM on March 16, 2020, to amend explanatory note 26.h, which is presented below. There was no further adjustment and the other sections of the document remains the same.”

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Parent and Consolidated

Financial Statements

for the Year Ended

December 31, 2019 and

Independent Auditor’s Report

Financial Information

KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Parent and Consolidated

Financial Statements

for the Years Ended December 31, 2019 and 2018

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Auditor’s Report in the Individual and Consolidated Financial Statements

To the Shareholders of the

Ultrapar Participações S.A.

São Paulo – SP

Opinion

We have audited the individual and consolidated financial statements of Ultrapar Participações S.A. (“the Company”), respectively referred to as Parent and Consolidated, which comprise the statement of financial position as at December 31, 2019, the statements of income and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of the Ultrapar Participações S.A. as at December 31, 2019, and of its individual and consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation of recoverable amount of goodwill on business combination

In accordance with accounting practices adopted in Brazil and with international financial reporting standards, the Company is required to annually perform the impairment test of the amounts recorded as intangible assets with indefinite useful lives, including goodwill for future profitability (“goodwill”). The acquisition of the operations of Imifarma Produtos Farmacêuticos S.A. (Extrafarma), resulted on the recognition of goodwill in the amount of R$ 661,553 thousand, as disclosed in the explanatory note 15, the recoverable amount of which must be evaluated annually. On December 31, 2019, the Company recorded an impairment of the recoverable amount of R$ 593,280 related to the goodwill recorded in Extrafarma.

The assessment of the need or not to reduce the recoverable amount is supported by an estimate of future profitability based on the business plan and budget prepared by the Company and approved by the Board of Directors, which are based on methodologies and assumptions involving estimates, such as: revenue growth rate, costs and expenses, investments, future working capital and discount rates. Assumptions about projected growth in future cash flows are based on the business plan of the Company’s segments, as well as on comparable market data.

Due to uncertainties related to assumptions and estimates that have a significant risk of resulting in a material adjustment to the accounting balances of the individual and consolidated financial statements, we consider this matter to be significant for our audit.

Our response

Our audit procedures included, among others:

Evaluation of the design, implementation and effectiveness of the internal control of financial projections related to the identification and measurement of the recoverable value of the cash-generating unit where the goodwill is allocated.

Within the involvement of our corporate finance specialists, for the methodology adopted by the Company and the assumptions used in the calculation of discounted cash flows, including growth and discount rates, comparison with historical information and testing of the arithmetic accuracy of the formulas used in discounted cash flow models.

Evaluation of the sensitivity analysis of significant assumptions and comparison with the budgets approved in the previous period with the actual values calculated in the current year.

Comparison of the recoverable amount calculated based on discounted cash flows, with the book value and evaluation of the disclosures made in the financial statements.

As a result of the evidence obtained through the audit procedures summarized above, we consider that the amount of goodwill on business combinations and the respective disclosures are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Realization of deferred tax assets

As of December 31, 2019, the individual and consolidated financial statements include deferred tax asset amounts equivalent to R $ 1,076,223 thousand, of which R$ 278,140 thousand are related to temporary differences and R$ 798,083 thousand are related to tax losses, considered recoverable based on the generation of future taxable profits.

Estimates of future taxable income generation include the use of assumptions, judgments and estimates on cash flows, such as growth rates of revenues, costs and expenses, estimates of future investments and working capital and discount rates, which involve high degree of complexity and judgments that impact the expectation of realization of deferred tax assets in the coming years. Therefore, we consider this matter to be significant for our audit.

Our Response

Our audit procedures included, among others:

Evaluation of the design, implementation and effectiveness of the internal control of financial projections related to the realization of the registered deferred taxes.

Within the involvement of our corporate finance specialists, for the assumptions and data used by the Company in preparing the study of future taxable profits considering the projections of future cash flows. Also to assess the accuracy of the recorded balances.

Comparison of the budgets approved in the previous year with the actual values calculated in the current year.

Assessment whether the disclosures in the individual and consolidated financial statements consider all relevant information regarding deferred tax assets.

As a result of the evidence obtained through the audit procedures summarized above, we consider that the amount of deferred tax assets recorded and the respective disclosures are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Other matters - Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2019 prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company’s financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added. In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement and are consistent with the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–

Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

–

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

–

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 19, 2020

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Marcio Serpejante Peppe

Accountant CRC 1SP233011/O-8

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

as of December 31, 2019 and December 31, 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Current assets
Cash and cash equivalents	4.a	42,580	172,315	2,115,379	3,938,951
Financial investments and hedging instruments	4.b	95,829	565,930	3,090,212	2,853,106
Trade receivables	5.a	—	—	3,635,834	4,069,307
Reseller financing	5.b	—	—	436,188	367,262
Inventories	6	—	—	3,715,560	3,354,532
Recoverable taxes	7.a	—	—	1,122,335	639,699
Recoverable income and social contribution taxes	7.b	49,750	39,705	325,343	257,182
Dividends receivable		3,074	260,483	3,630	1,064
Other receivables		4,258	1,527	36,765	58,561
Prepaid expenses	10	2,135	1,962	111,355	187,570
Contractual assets with customers – exclusive rights	11	—	—	465,454	484,473

Total current assets		197,626	1,041,922	15,058,055	16,211,707
Non-current assets
Financial investments and hedging instruments	4.b	—	—	506,506	202,349
Trade receivables	5.a	—	—	53,666	81,569
Reseller financing	5.b	—	—	364,748	348,268
Related parties	8.a	759,123	761,288	490	490
Deferred income and social contribution taxes	9.a	41,613	14,034	653,694	514,187
Recoverable taxes	7.a	—	—	767,360	747,180
Recoverable income and social contribution taxes	7.b	39,447	48,685	104,947	105,602
Escrow deposits	22.a	17	—	921,443	881,507
Indemnification asset – business combination	22.c	—	—	193,496	194,719
Other receivables		—	—	3,430	1,411
Prepaid expenses	10	255	30	69,216	399,095
Contractual assets with customers – exclusive rights	11	—	—	1,000,535	1,034,004

Total long term assets		840,455	824,037	4,639,531	4,510,381
Investments
In subsidiaries	12.a	10,058,456	9,509,480	—	—
In joint-ventures	12.b	18,792	20,118	153,076	101,954
In associates	12.c	—	—	25,750	24,338
Other		—	—	2,793	2,795

		10,077,248	9,529,598	181,619	129,087
Right to use assets	13	5,799	—	1,980,912	—
Property, plant, and equipment	14	2,532	—	7,572,762	7,278,865
Intangible assets	15	246,163	246,163	1,762,593	2,369,355

Total non-current assets		11,172,197	10,599,798	16,137,417	14,287,688

Total assets		11,369,823	11,641,720	31,195,472	30,499,395

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

as of December 31, 2019 and December 31, 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Current liabilities
Loans and hedging instruments	16	—	—	867,871	2,007,430
Debentures	16.g	28,713	34,504	249,570	263,718
Trade payables	17	2,173	272	2,158,478	2,551,607
Trade payables – agreement	17	—	—	541,593	180,070
Salaries and related charges	18	958	228	405,636	428,192
Taxes payable	19	389	11,563	269,922	268,005
Dividends payable	26.h	14,689	282,334	16,694	284,024
Income and social contribution taxes payable		—	9,238	164,757	55,477
Post-employment benefits	20.b	—	—	28,951	45,655
Provision for asset retirement obligation	21	—	—	3,847	4,382
Provision for tax, civil, and labor risks	22.a	—	—	40,455	77,822
Trade payables – customers and third parties’ indemnification	23	—	—	—	3,501
Leases payable	13	144	—	206,396	2,849
Other payables		3	3,975	213,273	137,494
Deferred revenue	24	—	—	27,626	26,572

Total current liabilities		47,069	342,114	5,195,069	6,336,798
Non-current liabilities
Loans and hedging instruments	16	—	—	6,907,113	6,487,400
Debentures	16.g	1,723,368	1,722,450	6,368,168	6,401,535
Related parties	8.a	4,220	5,158	3,925	4,071
Deferred income and social contribution taxes	9.a	—	—	7,531	9,297
Post-employment benefits	20.b	—	—	243,916	204,160
Provision for asset retirement obligation	21	—	—	47,395	50,285
Provision for tax, civil, and labor risks	22.a; 22.c	399	798	884,140	865,249
Leases payable	13	5,855	—	1,382,277	43,217
Deferred revenue	24	—	—	—	11,850
Subscription warrants – indemnification	25	130,657	123,095	130,657	123,095
Other payables		—	—	190,106	162,409

Total non-current liabilities		1,864,499	1,851,501	16,165,228	14,362,568
Equity
Share capital	26.a; 26.f	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	26.b	11,970	4,309	11,970	4,309
Capital reserve	26.d	542,400	542,400	542,400	542,400
Treasury shares	26.c	(485,383)	(485,383)	(485,383)	(485,383)
Revaluation reserve on subsidiaries	26.e	4,522	4,712	4,522	4,712
Profit reserves	26.f	3,995,414	4,099,092	3,995,414	4,099,092
Valuation adjustments	26.g.1	(146,317)	(63,989)	(146,317)	(63,989)
Cumulative translation adjustments	26.g.2	102,427	65,857	102,427	65,857
Additional dividends to the minimum mandatory dividends	26.h	261,470	109,355	261,470	109,355

Equity attributable to:
Shareholders of the Company		9,458,255	9,448,105	9,458,255	9,448,105
Non-controlling interests in subsidiaries		—	—	376,920	351,924

Total equity		9,458,255	9,448,105	9,835,175	9,800,029

Total liabilities and equity		11,369,823	11,641,720	31,195,472	30,499,395

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Net revenue from sales and services	27	—	—	89,297,975	90,697,983
Cost of products and services sold	28	—	—	(83,187,109)	(84,537,368)

Gross profit		—	—	6,110,866	6,160,615
Operating income (expenses)
Selling and marketing	28	—	—	(2,610,384)	(2,601,617)
Estimated losses on doubtful accounts		—	—	(30,003)	(69,250)
General and administrative	28	—	—	(1,726,253)	(1,625,839)
Loss on disposal of property, plant and equipment and intangibles	29	—	—	(30,019)	(22,088)
Impairment of assets	15.a; 29	—	—	(593,280)	—

Other operating income, net	30	312	(313)	179,625	57,533

Operating income before financial income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		312	(313)	1,300,552	1,899,354

Share of profit (loss) of subsidiaries, joint ventures and associates	12	394,793	1,174,985	(12,145)	(14,779)

Operating income before financial income (expenses) and income and social contribution taxes		395,105	1,174,672	1,288,407	1,884,575
Financial income	31	73,201	146,137	457,289	681,235
Financial expenses	31	(122,359)	(119,900)	(964,143)	(794,771)

Financial result, net		(49,158)	26,237	(506,854)	(113,536)

Income before income and social contribution taxes		345,947	1,200,909	781,553	1,771,039

Income and social contribution taxes
Current	9.b; 9.c	—	(35,363)	(476,074)	(476,302)
Deferred	9.b	27,579	(15,125)	97,465	(162,417)

		27,579	(50,488)	(378,609)	(638,719)
Net income for the year		373,526	1,150,421	402,944	1,132,320

Net income for the year attributable to:
Shareholders of the Company		373,526	1,150,421	373,526	1,150,421
Non-controlling interests in subsidiaries		—	—	29,418	(18,101)
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	32	0.3438	1.0611	0.3438	1.0611
Diluted	32	0.3422	1.0541	0.3422	1.0541

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Net income for the year		373,526	1,150,421	402,944	1,132,320
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	26.g.1	(51,340)	(213,916)	(51,319)	(213,937)
Fair value adjustments of financial instruments of joint ventures, net	26.g.1	(978)	(2,329)	(978)	(2,329)
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	26.g.2	36,570	12,796	36,570	12,796
Items that are not subsequently reclassified to profit or loss:
Actuarial gain (losses) of post-employment benefits of subsidiaries, net	26.g.1	(23,219)	(1,193)	(29,996)	(5,282)
Actuarial gain (losses) of post-employment benefits of joint-ventures, net	26.g.1	(6,791)	(1,375)	(6,791)	(1,375)

Total comprehensive income for the year		327,768	944,404	350,430	922,193

Total comprehensive income for the year attributable to shareholders of the Company		327,768	944,404	327,768	944,404
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		—	—	22,662	(22,211)

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

							Profit reserve						Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	—	109,355	9,448,105	351,924	9,800,029
Net income for the year		—	—	—	—	—	—	—	—	—	373,526	—	373,526	29,418	402,944
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	26.g.1	—	—	—	—	—	—	—	(52,318)	—	—	—	(52,318)	21	(52,297)
Actuarial gain of post-employment benefits, net of income taxes	26.g.1	—	—	—	—	—	—	—	(30,010)	—	—	—	(30,010)	(6,777)	(36,787)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	26.g.2	—	—	—	—	—	—	—	—	36,570	—	—	36,570	—	36,570

Total comprehensive income for the year		—	—	—	—	—	—	—	(82,328)	36,570	373,526	—	327,768	22,662	350,430
Shareholder transaction – gain in reimbursement of shares pref. B from Oxiteno Nordeste	3.b.2	—	—	—	—	—	—	—	—	—	1,489	—	1,489	(1,489)	—
Equity instrument granted	26.b	—	7,661	—	—	—	—	—	—	—	—	—	7,661	—	7,661
Realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	(190)	—	—	—	—	190	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	—	—	—	—	—	(31)	—	(31)	—	(31)
Transfer to statutory reserve		—	—	—	—	—	—	1,648	—	—	(1,648)	—	—	—	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(993)	(993)
Redemption of non-controlling shares of Oxiteno Nordeste	3.b.2	—	—	—	—	—	—	—	—	—	—	—	—	(2,180)	(2,180)
Capital increase from Iconic non-controlling shareholders		—	—	—	—	—	—	—	—	—	—	—	—	6,996	6,996
Approval of additional dividends by the Shareholders’ Meeting	26.h	—	—	—	—	—	—	—	—	—	—	(109,355)	(109,355)	—	(109,355)
Allocation of net income:
Legal reserve	26.f; 26.h	—	—	—	—	—	18,676	—	—	—	(18,676)	—	—	—	—
Interim dividends (R$ 0.20 per share of the Company)	26.h	—	—	—	—	—	—	—	—	—	(217,382)	—	(217,382)	—	(217,382)
Proposed dividends (R$ 0.24 per share of the Company)	26.h	—	—	—	—	—	—	(124,002)	—	—	(137,468)	261,470	—	—	—

Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	—	261,470	9,458,255	376,920	9,835,176

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

							Profit reserve						Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2017		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	154,824	53,061	—	163,742	9,246,214	377,824	9,624,038
Net income for the year		—	—	—	—	—	—	—	—	—	1,150,421	—	1,150,421	(18,101)	1,132,320
Other comprehensive income:
Fair value adjustments of financial assets, net of income taxes	26.g.1	—	—	—	—	—	—	—	(216,245)	—	—	—	(216,245)	(21)	(216,266)
Actuarial losses of post-employment benefits, net of income taxes	26.g.1	—	—	—	—	—	—	—	(2,568)	—	—	—	(2,568)	(4,089)	(6,657)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	26.g.2	—	—	—	—	—	—	—	—	12,796	—	—	12,796	—	12,796

Total comprehensive income for the year		—	—	—	—	—	—	—	(218,813)	12,796	1,150,421	—	944,404	(22,211)	922,193
Equity instrument granted	26.b	—	3,773	—	—	—	—	—	—	—	—	—	3,773	—	3,773
Stock plan	8.c; 26.c	—	—	(7,378)	(3,123)	—	—	—	—	—	—	—	(10,501)	—	(10,501)
Realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	(218)	—	—	—	—	218	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	—	—	—	—	—	(3)	—	(3)	—	(3)
Expired dividends		—	—	—	—	—	—	—	—	—	3,170	—	3,170	—	3,170
Transfer to investments reserve		—	—	—	—	—	—	3,385	—	—	(3,385)	—	—	—	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(3,689)	(3,689)
Approval of additional dividends by the Shareholders’ Meeting	26.h	—	—	—	—	—	—	—	—	—	—	(163,742)	(163,742)	—	(163,742)
Allocation of net income:
Legal reserve	26.f; 26.h	—	—	—	—	—	57,521	—	—	—	(57,521)	—	—	—	—
Interim dividends (R$ 0.56 per share of the Company)	26.f; 26.h	—	—	—	—	—	—	—	—	—	(304,241)	—	(304,241)	—	(304,241)
Proposed dividends (R$ 0.70 per share of the Company)	26.h	—	—	—	—	—	—	—	—	—	(380,324)	109,355	(270,969)	—	(270,969)
Statutory reserve	26.h	—	—	—	—	—	—	408,335	—	—	(408,335)	—	—	—	—

Balance as of December 30, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	—	109,355	9,448,105	351,924	9,800,029

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Cash flows from operating activities
Net income for the year		373,526	1,150,421	402,944	1,132,320
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12	(394,793)	(1,174,985)	12,145	14,779
Amortization of contractual assets with customers – exclusive rights	11	—	—	355,250	371,825
Amortization of right to use assets	13.a	—	—	300,058	—
Depreciation and amortization	14; 15	—	—	844,647	812,489
PIS and COFINS credits on depreciation	14; 15	—	—	14,918	15,721
Interest and foreign exchange rate variations		65,346	1,776	1,248,741	1,026,515
Deferred income and social contribution taxes	9.b	(27,579)	15,125	(97,465)	162,417
Loss on disposal of property, plant, and equipment and intangibles	29	—	—	30,019	22,088
Impairment of assets	15.a; 29	—	—	593,280	—
Estimated losses on doubtful accounts	5	—	—	30,003	69,250
Provision for losses in inventories	6	—	—	(816)	(1,498)
Provision for post-employment benefits	20.b	—	—	10,682	4,854
Equity instrument granted	8.c	—	—	7,661	3,773
Other provisions and adjustments		—	(6)	2,364	(3,908)

		16,500	(7,669)	3,754,431	3,630,625
(Increase) decrease in current assets
Trade receivables and reseller financing	5	—	—	361,563	(355,854)
Inventories	6	—	—	(357,553)	168,704
Recoverable taxes	7	(10,045)	(6,635)	(550,805)	(11,467)
Dividends received from subsidiaries and joint-ventures		1,521,209	528,778	4,108	42,436
Insurance and other receivables		(2,731)	877	21,737	(14,536)
Prepaid expenses	10	(173)	(365)	(15,507)	(37,525)
Increase (decrease) in current liabilities
Trade payables	17	1,901	(190)	(31,605)	576,164
Salaries and related charges	18	730	(16)	(22,556)	40,074
Taxes payable	19	(11,174)	11,220	1,917	46,476
Income and social contribution taxes		(9,238)	9,238	250,486	166,527
Post-employment benefits	20.b	—	—	(16,704)	15,596
Provision for tax, civil, and labor risks	22.a	—	—	(37,367)	13,272
Insurance and other payables		(3,970)	(3,466)	66,819	(59,237)
Deferred revenue	24	—	—	1,054	8,159
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	—	—	11,422	(99,622)
Recoverable taxes	7	9,238	—	(19,526)	(539,539)
Escrow deposits		(17)	148	(39,936)	(58,757)
Other receivables		—	—	(797)	6,350
Prepaid expenses	10	(225)	(30)	(4,379)	(58,735)
Increase (decrease) in non-current liabilities
Post-employment benefits	20.b	—	—	(15,415)	(8,457)
Provision for tax, civil, and labor risks	22.a; 22.c	(399)	(184)	18,891	11,811
Other payables		(939)	(2,818)	27,698	(4,397)
Deferred revenue	24	—	—	(11,850)	(1,046)
Payments of contractual assets with customers – exclusive rights	11	—	—	(330,068)	(390,177)
Income and social contribution taxes paid		—	—	(141,206)	(197,886)

Net cash provided by operating activities		1,510,667	528,888	2,924,852	2,888,959

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Cash flows from investing activities
Financial investments, net of redemptions	4b	470,101	(544,273)	(555,378)	(1,669,937)
Cash and cash equivalents of subsidiary acquired	3.c	—	—	—	3,662
Acquisition of property, plant, and equipment	14	(2,532)	—	(1,020,042)	(1,178,312)
Acquisition of intangible assets	15	—	—	(151,997)	(237,593)
Acquisition of companies	3.c	—	—	—	(103,373)
Capital increase in subsidiary	12.a	(1,453,964)	—	—	—
Capital increase in joint ventures	12.b	—	—	(79,124)	(31,908)
Capital reduction in associates	12.c	—	—	—	1,250
Initial direct costs of right to use assets	13.a	—	—	(68,007)	—
Proceeds from disposal of property, plant, and equipment and intangibles	29	—	—	39,287	38,578

Net cash used in investing activities		(986,395)	(544,273)	(1,835,261)	(3,177,633)

Cash flows from financing activities
Loans and debentures
Proceeds	16	—	1,721,596	2,105,737	4,461,112
Repayments	16	—	(800,336)	(2,644,704)	(3,710,718)
Interest paid	16	(112,675)	(86,806)	(1,469,780)	(737,564)
Payments of lease	13.b	—	—	(321,716)	(5,120)
Dividends paid	26.h	(594,381)	(789,378)	(596,436)	(808,603)
Redemption of non-controlling shares of Oxiteno Nordeste	3.b.2	—	—	(2,180)	—
Capital increase from Iconic non-controlling shareholders		—	—	6,996	—
Acquisition of treasury shares	24.c	—	(6,526)	—	—
Related parties	8.a	53,049	55,976	(146)	(114)

Net cash (used in) provided by financing activities		(654,007)	94,526	(2,922,229)	(801,007)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	9,066	26,628

Decrease (increase) in cash and cash equivalents		(129,735)	79,141	(1,823,572)	(1,063,053)

Cash and cash equivalents at the beginning of the year	4.a	172,315	93,174	3,938,951	5,002,004
Cash and cash equivalents at the end of the year	4.a	42,580	172,315	2,115,379	3,938,951
Transactions without cash effect:
Addition on right to use assets and leases payable	13.a	—	—	334,857	—

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	12/31/2019%		12/31/2018%		12/31/2019%		12/31/2018%
Revenue
Gross revenue from sales and services, except rents and royalties	27	—		—		95,034,980		95,297,114
Rebates, discounts, and returns	27	—		—		(1,494,814)		(1,342,799)
Estimated losses on doubtful accounts		—		—		(30,003)		(69,250)
Amortization of contractual assets with customers – exclusive rights	11	—		—		(355,250)		(371,825)
Gain (loss) on disposal of property, plant, and equipment and intangibles and other operating income, net	29; 30	—		—		149,606		35,445

		—		—		93,304,519		93,548,685
Materials purchased from third parties
Raw materials used		—		—		(5,621,164)		(6,173,615)
Cost of goods, products, and services sold		—		—		(77,651,614)		(78,330,739)
Third-party materials, energy, services, and others		12,255		7,306		(2,657,370)		(2,351,100)
Impairment of assets	15.a; 29	—		—		(593,280)		—
Provisions for losses of assets		—		—		29,876		(23,141)

		12,255		7,306		(86,553,304)		(86,878,595)
Gross value added		12,255		7,306		6,751,215		6,670,090

Deductions
Depreciation and amortization	14; 15	—		—		(1,144,705)		(812,489)
PIS and COFINS credits on depreciation	14; 15	—		—		(14,918)		(15,721)

		—		—		(1,159,623)		(828,210)
Net value added by the Company		12,255		7,306		5,591,592		5,841,880

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	12	394,793		1,174,985		(12,145)		(14,779)
Rents and royalties	27	—		—		144,354		143,090
Financial income	31	73,201		146,137		457,289		681,235

		467,994		1,321,122		589,498		809,546
Total value added available for distribution		480,249		1,328,428		6,181,090		6,651,426

Distribution of value added
Labor and benefits		9,890	2	6,218	—	2,098,706	34	2,187,994	33
Taxes, fees, and contributions		(23,016)	(5)	66,114	5	2,798,355	45	2,312,328	35
Financial expenses and rents		119,849	25	105,675	8	881,085	14	1,018,784	15
Dividends distributed		354,850	74	684,565	52	355,843	6	688,254	10
Retained earnings		18,676	4	465,856	35	47,101	1	444,066	7

Value added distributed		480,249	100	1,328,428	100	6,181,090	100	6,651,426	100

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas — LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”). The information about segments are disclosed in Note 33.

2.	Presentation of Financial Statements and Summary of Significant Accounting Policies

The Company’s Parent and consolidated financial statements (“financial statements”) were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the accounting policies adopted in Brazil.

The accounting policies adopted in Brazil include those in the Brazilian corporate law and in the Pronouncements, Orientations and Interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the financial statements, and only this information, were presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in this financial statements except for the adoption of IFRS 16/CPC 06 (R2), as of January 1, 2019 as described in Note 2.h and y.

a.	Recognition of Revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company’s subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 27 and 33.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

The am/pm franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss as the entity fulfills its performance obligation throughout the terms of the agreements with the franchisees. For more information, see Note 24.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 24.b.

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

Exchange variations and the results of derivative financial instruments are presented in the statement of profit and loss on financial expenses.

Research and development expenses are recognized in the statements of profit or loss in general and administrative expenses and amounted to R$ 61,589 in 2019 (R$ 63,085 in 2018).

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. For further information on cash and cash equivalents of the Company and its subsidiaries, see Note 4.a.

c.	Financial Assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

•

Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

•

Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

•

Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•

Hedge accounting — fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in the statements of profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•

Hedge accounting — cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in the statements of profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

•

Hedge accounting — hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in the statements of profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss when the disposal of the foreign subsidiary occurs.

For further information on financial instruments, see Note 34.

d.	Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced of the counterparty that the Company subsidiaries are entitled (see Notes 5 and 34.d.3). The estimated losses take into account, (i) at the initial recognition of the contract, the expected losses for the next 12 months or (ii) for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any probable loss on realization of trade receivables.

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the financial statements of the parent company (see Notes 3.b and 12.a). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements (see Note 12 items b and c). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

h.	Right to Use Assets and Lease Payable

The Company and its subsidiaries recognized in the financial position, a right to use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 13). The amortization expenses of right to use assets is recognized in statement of profit or loss over the lease contract term. The liability is increased for interest and net of payments. The charges are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result.

Right to use assets include amounts related to port concession grants (see Note 35.c).

The subsidiaries of the Company apply the exemptions for recognition of short-term leases of 12 months or less, and leases of low amount assets such. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

i.	Property, Plant, and Equipment

Property, plant, and equipment (“PP&E”) is recognized at acquisition or construction cost, including financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 21), less accumulated depreciation and, when applicable, less provision for losses (see Note 14).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 14, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

j.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below:

•

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 15.a).

•

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 15, taking into account their useful lives, which are reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 15 items a and e).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value.

l.	Financial Liabilities

The financial liabilities include trade payables and other payables, loans, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants — indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of profit or loss taking into account its term, using the effective interest rate method (see Note 16.h).

m.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further information about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, IRPJ and CSLL, in the same taxable entity and the same tax authority.

n.	Provision for Asset Retirement Obligation – Fuel Tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability accrue interest using the National Consumer Price Index (“IPCA”) until the tank is removed (see Note 21). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known. An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results.

o.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 22).

p.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 20.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income in the “Valuation adjustments”.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

q.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the financial statements. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

s.	Basis for Translation of Financial Statements of Foreign Subsidiaries

s.1.	Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than Brazilian Real, which have administrative autonomy, are translated using the exchange rate at the date of the financial statements. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income on December 31, 2019 was a gain of R$ 102,427 (gain of R$ 65,857 in 2018) — see Note 26.g.2.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales S.A. de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay

(i)

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

s.2.	Subsidiaries without self-administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in income in 2019 amounted to R$ 2,444 (gain of R$ 4,090 in 2018).

t.	Use of Estimates, Assumptions and Judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

t.1	Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.g, 2.s.1, 3 and 12.a), the determination of joint control in joint venture (Notes 2.g, 12.a and 12.b) and the determination of significant influence in associates (Notes 2.g and 12.c).

t.2	Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 16 and 34), the determination of the estimated losses on doubtful accounts (Notes 2.d, 5 and 34.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), realization of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), the useful lives and discount rate of right to use assets (Notes 2.h and 13), the useful lives of PP&E (Notes 2.i and 14), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 15.a), provisions for assets retirement obligations (Notes 2.n and 21), provisions for tax, civil, and labor risks (Notes 2.o and 22), estimates for the preparation of actuarial reports (Notes 2.p and 20.b) and the determination of fair value of subscription warrants – indemnification (Notes 25 and 34.j). The actual result of the transactions and information may differ from their estimates.

u.	Impairment of Assets

The Company and its subsidiaries review, in every report period, the existence of any indication that an asset may be impaired and annually test intangible assets with undefined useful life. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

On December 31, 2019, the Company recognized an impairment loss for the subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) (see Note 15.a).

v.	Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired, and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquire is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss. Costs related to the acquisition are recorded in the statement of profit or loss when incurred.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

w.	Statements of Value Added

The statements of value added (“DVA”) are presented as an integral part of the financial statements as applicable to publicly-traded companies, and as supplemental information for the IFRS, which does not require the presentation of DVA.

x.	Statements of Cash Flows Indirect Method

The Company and its subsidiaries present the interest paid on loans, debentures, and leases payable in financing activities. The Company and its subsidiaries present financial investments on a net basis of income and redemptions in the investing activities.

y.	Adoption of the Pronouncements Issued by CPC and IASB

The following standards, amendments, and interpretations to IFRS were issued by the IASB, which are effective as of January 1, 2019:

(i) IFRS 16/CPC 06 (R2) — Lease:

With the adoption of IFRS 16/CPC 06 (R2), the leases contracted by the Company’s subsidiaries, identified and effective at the date of transition and with maturities of more than 12 months, were accounted in the financial statements:

- recognition of right to use assets and lease liabilities in financial position, initially measured at the present value of future lease payments; and

- recognition of amortization expenses of right to use assets and interest expenses on the lease payable in the financial result in the statements of profits or loss.

The Company selected as transition method the modified retrospective approach, with the cumulative effect of initial application of this new pronouncement recorded as an adjustment to the opening balance of equity and without restatement of comparative periods.

In the analysis of the adoption, the Company’s management, with the assistance of specialized consulting, carried out the inventory of the contracts, evaluating whether or not each agreement contains a lease in accordance with IFRS 16/CPC 06 (R2). This analysis identified impacts mainly related to the lease of properties from third parties, port areas and lower amounts arising from other operations where the existence of leased assets individually or combined in service contracts was identified.

As allowed in the standard, short-term leases with a term of 12 months or less, variable amounts, indefinite term and leases of low amount assets such as computers and office furniture, are recognized as lease expenses on a straight-line basis in the statements of profit or loss.

In addition, the following practical expedients were used to transition to new lease accounting requirements:

•	application of the IFRS 16/CPC 06 (R2) to all contracts initiated before January 1, 2019 that were identified as leases in accordance with IAS 7/CPC 06 (R1) and IFRIC 4/ICPC 03;

•	use of discount rate according to the lease term and similar characteristics;

•	contracts with a term of 12 months from the date of the initial adoption of the standard or with indefinite term were not recorded;

•	exclusion of the initial direct costs of the measurement of the opening balance from right to use asset; and

•	options for extension of the term or termination were considered, when applicable.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the effects on the initial adoption of the IFRS 16/CPC 06 (R2):

01/01/2019
Current assets
Prepaid expenses	(39,066)
Non-current assets
Prepaid expenses	(288,630)
Right to use assets	1,731,427
Intangible assets	(39,928)

Total assets	1,363,803

Current liabilities
Leases payable	13,827
Non-current liabilities
Leases payable	1,349,976

Total liabilities	1,363,803

The analysis associated with the measurement and accounting of the lease agreements are completed.

To measurement, the Company used a nominal discount rate, and estimated the payment flows for the gross portion of taxes.

(ii) IFRIC 23/ICPC 22—Uncertainty over income tax treatments:

IFRS 23 (ICPC 22) clarifies how to apply the recognition and measurement when there is uncertainty over income tax treatments, that means, there are doubts about acceptance of the treatments adopted by the fiscal authority, applying the requirements in IAS 12 (CPC 32).

In the evaluation of management, no significant impacts were identified as a result of the adoption of IFRIC 23/ICPC 22, since all the procedures adopted for the determination and collection of income taxes are supported by the legislation and precedents from Administrative and Judicial Courts.

z.	Authorization for Issuance of the Financial Statements

This financial statements were authorized for issue by the Board of Directors on February 19, 2020.

3.	Principles of Consolidation and Investments in Subsidiaries

a.	Principles of Consolidation

In the preparation of the consolidated financial statements the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated statement of profit or loss and comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated statement of profit or loss and comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Investments in Subsidiaries

The consolidated financial statements includes the following direct and indirect subsidiaries:

			% interest in the share
			12/31/2019		12/31/2018
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban – Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	—	56	—	56
Integra Frotas Ltda.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	—	100	—	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	—	100	—	100
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio (2)	Brazil	Oxiteno	—	—	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A. (3)	Venezuela	Oxiteno	—	—	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo – Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	—	100	—	100
Tequimar Vila do Conde Logística Portuária S.A. (4)	Brazil	Ultracargo	—	100	—	—
Ultrapar International S.A.	Luxembourg	Others	100	—	100	—
SERMA – Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

(1)	Non operating company in closing phase.
(2)

On April 30, 2019, the shareholders of Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) approved the rescue of all of its preferred shares class “B”, with consequent cancellation. On December 2, 2019, in order to simplify the corporate structure, the subsidiary Oxiteno Nordeste was incorporated by its parent Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”).

(3)	On October 15, 2019, the subsidiary Oxiteno S.A. approved the asset write-offs of Oxiteno Andina C.A. (“Oxiteno Andina”).
(4)	Company constituted on May 20, 2019 due the concession of the port of Vila do Conde (see Note 35.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	TEAS – Terminal Exportador de Álcool de Santos Ltda. Acquisition

The Company through its subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) acquired 100% of the quotas of TEAS Terminal Exportador de Álcool de Santos Ltda. (“TEAS”). On March 29, 2018, the acquisition was concluded through the closing of the operation. For further details of TEAS business combination, see Note 3.d of financial statements as of and for the year ended December 31, 2018 filed on CVM on February 20, 2019.

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits (“DI”), in repurchase agreement, financial bills, and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 34.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 5,712,097 as of December 31, 2019 (R$ 6,994,406 as of December 31, 2018) are as follows:

a.	Cash and Cash Equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	Parent		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Cash and bank deposits
In local currency	381	381	182,237	117,231
In foreign currency	—	—	102,755	88,251
Financial investments considered cash equivalents
In local currency
Fixed-income securities	42,199	171,934	1,780,939	3,722,308
In foreign currency
Fixed-income securities	—	—	49,448	11,161

Total cash and cash equivalents	42,580	172,315	2,115,379	3,938,951

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Financial Investments and Currency and Interest Rate Hedging Instruments

The financial investments, which are not classified as cash and cash equivalents, are presented as follows:

	Parent		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Financial investments
In local currency
Fixed-income securities and funds	95,829	565,930	2,610,686	2,537,315
In foreign currency
Fixed-income securities and funds	—	—	303,417	154,811
Currency and interest rate hedging instruments (a)	—	—	682,615	363,329

Total financial investments	95,829	565,930	3,596,718	3,055,455

Current	95,829	565,930	3,090,212	2,853,106
Non-current	—	—	506,506	202,349

(a)	Accumulated gains, net of income tax (see Note 34.j).

5.	Trade Receivables and Reseller Financing (Consolidated)

a.	Trade Receivables

The composition of trade receivables is as follows:

	12/31/2019	12/31/2018
Domestic customers	3,867,902	4,290,996
Foreign customers	226,484	244,960
(-) Estimated losses on doubtful accounts	(404,886)	(385,080)

	3,689,500	4,150,876

Current	3,635,834	4,069,307
Non-current	53,666	81,569

The breakdown of trade receivables, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2019	4,094,386	3,199,315	159,350	27,320	12,245	61,489	634,667
12/31/2018	4,535,956	3,739,601	121,622	53,864	49,629	84,920	486,320

The breakdown of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2019	404,886	28,861	1,456	1,625	3,749	23,698	345,497
12/31/2018	385,080	39,226	4,094	3,754	5,533	46,783	285,690

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Movements in the allowance for estimated losses on doubtful accounts are as follows:

Balance as of December 31, 2017	347,801
Additions	287,566
Write-offs	(250,287)

Balance as of December 31, 2018	385,080
Additions	189,192
Write-offs	(169,386)

Balance as of December 31, 2019	404,886

For further information about the allowance for estimated losses on doubtful accounts, see Note 34.d.3.

b.	Reseller financing

The composition of reseller financing is as follows:

	12/31/2019	12/31/2018
Reseller financing – Ipiranga	956,942	855,229
(-) Estimated losses on doubtful accounts	(156,006)	(139,699)

	800,936	715,530

Current	436,188	367,262
Non-current	364,748	348,268

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market. The terms of reseller financing range substantially from 12 months to 60 months, with an average term of 40 months. The minimum and maximum interest rates are 0% per month and 1% per month, respectively.

The breakdown of reseller financing, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2019	956,942	644,488	26,262	10,481	12,616	30,144	232,951
12/31/2018	855,229	633,183	11,262	14,869	9,377	20,783	165,755

The breakdown of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2019	156,006	21,337	2,519	1,063	1,313	14,639	115,135
12/31/2018	139,699	26,982	1,250	1,642	1,131	12,176	96,518

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Movements in the allowance for estimated losses on doubtful accounts are as follows:

Balance as of December 31, 2017	104,977
Additions	34,722
Balance as of December 31, 2018	139,699
Additions	30,601
Write-offs	(14,294)

Balance as of December 31, 2019	156,006

For further information about the allowance for estimated losses on doubtful accounts, see Note 34.d.3.

6.    Inventories (Consolidated)

The composition of inventories is as follows:

	12/31/2019			12/31/2018
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,843,257	(2,073)	1,841,184	1,367,015	(1,804)	1,365,211
Finished goods	541,689	(22,048)	519,641	581,504	(20,923)	560,581
Work in process	1,971	—	1,971	1,412	—	1,412
Raw materials	365,960	(2,552)	363,408	383,161	(1,894)	381,267
Liquefied petroleum gas (LPG)	101,715	(5,761)	95,954	109,362	(5,761)	103,601
Consumable materials and other items for resale	140,058	(2,587)	137,471	150,188	(3,770)	146,418
Pharmaceutical, hygiene, and beauty products	549,191	(2,877)	546,314	583,060	(5,364)	577,696
Purchase for future delivery (1)	183,170	(2,719)	180,451	193,928	(2,964)	190,964
Properties for resale	29,273	(107)	29,166	27,489	(107)	27,382

	3,756,284	(40,724)	3,715,560	3,397,119	(42,587)	3,354,532

(1)	Refers substantially to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance as of December 31, 2017	37,099
Additions to net realizable value adjustment	600
Additions of obsolescence and other losses	3,903
Oxiteno Andina (i)	985

Balance as of December 31, 2018	42,587
Reversals to net realizable value adjustment	(5,174)
Additions of obsolescence and other losses	4,296
Oxiteno Andina (ii)	(985)

Balance as of December 31, 2019	40,724

(i)	Refers to the impairment for subsidiary Oxiteno Andina (see Note 2.s.1.ii of financial statements as of and for the year ended December 31, 2018 filed on CVM on February 20, 2019).
(ii)	Refers to the asset write-offs of Oxiteno Andina (see Note nº 3.b.3).

The breakdown of provisions for losses related to inventories is shown in the table below:

	12/31/2019	12/31/2018
Net realizable value adjustment	15,243	21,402
Obsolescence and other losses	25,481	21,185

Total	40,724	42,587

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Taxes to Recover

a.	Recoverable Taxes (Consolidated)

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	12/31/2019	12/31/2018
ICMS (a.1)	914,066	710,669
Provision for ICMS losses (a.1)	(41,396)	(99,187)
PIS and COFINS (a.2)	930,570	720,731
Value-Added Tax (IVA) of foreign subsidiaries	29,707	31,678
Others	56,748	22,988

Total	1,889,695	1,386,879

Current	1,122,335	639,699
Non-current	767,360	747,180

a.1	The recoverable ICMS is substantially related to the following subsidiaries and operations:

(i)	The subsidiary Oxiteno Nordeste predominantly carries out export operations, interstate outflow or deferred ICMS of products purchased within the State of Bahia;

(ii)

The subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) has credits arising from interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), and credits arising from the difference between transactions of inflows and outflows of products subject to ICMS taxation (mainly ethanol);

(iii)

The subsidiary Extrafarma has credits of ICMS and ICMS-ST (tax substitution) advances on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast.

Management estimates the realization of these credits within up to 10 years.

The provision for ICMS losses relates to tax credits of the subsidiaries whose amounts are not included within the term determined by its policy.

a.2

Refers, mainly, to the PIS and COFINS credits recorded under Laws 10,637/2002 and 10,833/2003, whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of 2 years by management. The subsidiaries Extrafarma, Tequimar and Oxiteno S.A. have credits resulting from a definitive favorable decision on the exclusion of ICMS from the calculation basis of PIS and COFINS. For these cases, management estimates the realization of these credits within up to 5 years (see Note 20.d.1).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Recoverable Income Tax and Social Contribution Taxes

Represented by recoverable IRPJ and CSLL.

	Parent		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
IRPJ and CSLL	89,197	88,390	430,290	362,784

Total	89,197	88,390	430,290	362,784

Current	49,750	39,705	325,343	257,182
Non-current	39,447	48,685	104,947	105,602

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries arising from the tax advances of previous years, with management estimating the realization of these credits within up to 5 years.

8.    Related Parties

The balances and transactions between the Company and its related parties are disclosed below:

a.    Related Parties

a.1 Parent

	Assets	Liabilities
	Debentures (1)	Account payable	Financial income (1)
Ipiranga Produtos de Petróleo S.A.	759,123	—	50,884
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	4,220	—

Total as of December 31, 2019	759,123	4,220	50,884

	Assets	Liabilities		Financial income (1)
	Debentures (1)	Other payables (2)	Account payable
Ipiranga Produtos de Petróleo S.A.	761,288	—	—	54,702
Companhia Ultragaz S.A.	—	3,975	—	—
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	—	5,158	—

Total as of December 31, 2018	761,288	3,975	5,158	54,702

(1)

In March 2016, the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to DI.

(2)	Refers to the Deferred Stock Plan (see Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.2	Consolidated

Balances and transactions between the Company and its subsidiaries and between subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,875
Others	490	1,050

Total as of December 31, 2019	490	3,925

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,925
Others	490	1,146

Total as of December 31, 2018	490	4,071

Loans agreements have indeterminate terms and do not contain interest clauses. These are carried out due temporary excess or necessity cash of the Company, its subsidiaries, and its associates.

	Commercial transactions
	Receivables (1)	Payables (1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	1,545	1	18,565	—
Refinaria de Petróleo Riograndense S.A.	—	264,602	—	1,019,108	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	739	113	7,385	121	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	124	—	—	1,477
Chevron Latin America Marketing LLC	—	—	—	—	—

Total as of December 31, 2019	739	266,384	7,386	1,037,794	1,477

	Commercial transactions
	Receivables (1)	Payables (1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	567	6	9,032	—
Refinaria de Petróleo Riograndense S.A.	—	24,630	—	1,008,860	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,042	136	3,844	186	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	117	—	—	1,469

Total as of December 31, 2018	1,042	25,450	3,850	1,018,078	1,469

(1)	Included in “domestic trade receivables”, “domestic trade payables” and “domestic trade payables — agreement”, respectively.

(a)

Refers to rental contracts of 15 drugstores owned by LA’7 as of December 31, 2019 (15 drugstores as of December 31, 2018), a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no an estimated loss or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 16.i.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c and about post-employment benefits in Note 20.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	12/31/2019	12/31/2018
Short-term compensation	41,659	36,504
Stock compensation	9,881	1,407
Post-employment benefits	2,640	2,278
Termination benefit	—	905

Total	54,180	41,094

c.	Deferred Stock Plan (Consolidated)

Since 2003, Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors does not have a stock plan. The fair value of the awards were determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 13, 2017	200,000	2022 to 2024	34.00	9,378	(4,513)	4,865
March 4, 2016	380,000	2021 to 2023	32.72	17,147	(11,164)	5,983
December 10, 2014	533,324	2019 to 2021	25.32	27,939	(23,967)	3,972
March 5, 2014	111,200	2020 to 2021	26.08	5,999	(5,610)	389
November 7, 2012	—	2019	21.45	16,139	(16,139)	—

	1,224,524			76,602	(61,393)	15,209

In 2019, the amortization in the amount of R$ 10,321 (R$ 3,922 in 2018) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2017	2,366,796
Cancellation of granted shares due to termination of executive employment	(433,332)
Shares vested and transferred	(233,336)

Balance on December 31, 2018	1,700,128
Shares vested and transferred	(475,604)

Balance on December 31, 2019	1,224,524

The information above were adjusted retrospectively as disclosure in Note 26.a.

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (”Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company’s share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	240,000	2023	38.19	12,642	(4,741)	7,901
Restricted and performance	November 8, 2017	75,876	2020 to 2022	38.19	5,014	(2,850)	2,164
Restricted and performance	April 4, 2018	184,076	2021 to 2023	34.35	12,066	(5,539)	6,527
Restricted	September 19, 2018	160,000	2024	19.58	4,321	(900)	3,421
Restricted	September 24, 2018	80,000	2024	18.40	2,030	(423)	1,607
Restricted and performance	April 3, 2019	558,708	2022 to 2024	23.25	24,096	(4,729)	19,367
Restricted	September 2, 2019	440,000	2025	16.42	10,074	(560)	9,514

		1,738,660			70,243	(19,742)	50,501

In 2019, a general and administrative expense in the amount of R$ 12,893 was recognized in relation to the Plan (R$ 6,001 in 2018).

Balance on December 31, 2017	332,540
Shares granted on April 9, 2018	207,184
Shares granted on September 19, 2018	160,000
Shares granted on September 24, 2018	80,000
Cancellation of granted shares due to termination of executive employment	(39,772)

Balance on December 31, 2018	739,952
Shares granted on April, 3, 2019	567,876
Shares granted on September 2, 2019	440,000
Cancellation of granted shares due to termination of executive employment	(9,168)

Balance on December 31, 2019	1,738,660

The information above were adjusted retrospectively as disclosure in Note 26.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

9.     Income and Social Contribution Taxes

a.     Deferred Income (IRPJ) and Social Contribution Taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of PP&E, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Assets — Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	72,377	116,191
Provisions for tax, civil, and labor risks	—	—	150,085	154,516
Provision for post-employment benefits	—	—	92,199	85,575
Provision for differences between cash and accrual basis	—	—	224,065	147,376
Goodwill	—	—	8,161	12,258
Business combination – fiscal basis vs. accounting basis of goodwill	—	—	75,745	75,838
Provision for asset retirement obligation	—	—	14,762	15,801
Provision for suppliers	439	—	35,214	38,339
Provision for profit sharing and bonus	—	—	44, 818	49,621
Leases payable	—	—	19,003	—
Change in fair value of subscription warrants	—	—	16,338	13,700
Other provisions	16,542	14,034	45,316	42,694
Tax losses and negative basis for social contribution carryforwards (d)	24,632	—	278,140	208,036

Total	41,613	14,034	1,076,223	959,945

Offset the liabilities balance	—	—	(422,529)	(445,758)

Net balance of deferred taxes assets	41,613	14,034	653,694	514,187

Liabilities — Deferred income and social contribution taxes on:
Revaluation of PP&E	—	—	1,866	1,981
Lease payable	—	—	2,356	2,858
Provision for differences between cash and accrual basis	—	—	257,718	138,332
Provision for goodwill	—	—	39,186	187,845
Business combination – fair value of assets	—	—	114,125	117,352
Other provisions	—	—	14,809	6,687

Total	—	—	430,060	455,055

Offset the assets balance	—	—	(422,529)	(445,758)

Net balance of deferred taxes liabilities	—	—	7,531	9,297

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Initial balance	14,034	29,159	504,890	530,419
Deferred IRPJ and CSLL recognized in income of the year	27,579	(15,125)	97,465	(162.417)
Deferred IRPJ and CSLL recognized in other comprehensive income	—	—	40,497	133,124
Deferred IRPJ and CSLL recognized in business combination (i)	—	—	—	1,054
Others	—	—	3,311	2,710

Final balance	41,613	14,034	646,163	504,890

(i)	For further details of TEAS business combination, see Note 3.d of financial statements filed on CVM on February 20, 2019.

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 Year	13,209	178,127
From 1 to 2 Years	4,211	54,814
From 2 to 3 Years	4,265	141,105
From 3 to 5 Years	8,652	136,029
From 5 to 7 Years	6,354	353,806
From 7 to 10 Years	4,922	212,342

Total of deferred tax assets relating to IRPJ and CSLL	41,613	1,076,223

In order to evaluate the realization of deferred tax assets, the taxable income projections from business plans of each segment of the Company, approved by Company’s Board of Directors, which indicates trends and perspectives, demand effects, competition and other economic factors that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index , among others. The balance of R$ 1,076,223 was supported by the technical study on taxable income projections for the realization of deferred tax assets, reviewed by the Fiscal Council and by the Audit and Risks Committee and approved by Company’s Board of Directors.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.     Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Income before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	(48,846)	25,924	793,698	1,785,818
Statutory tax rates – %	34	34	34	34

Income and social contribution taxes at the statutory tax rates	16,608	(8,814)	(269,857)	(607,178)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	11,023	(372)	(68,795)	(82,784)
Nontaxable revenues (ii)	11	13	28,235	32,523
Adjustment to estimated income (iii)	—	—	10,511	9,706
Interest on equity (iv)	—	(41,338)	—	(538)
Unrecorded deferred Income and Social Contribution Taxes Carryforwards deferred (v)	—	—	(146,820)	(95,480)
Other adjustments	(63)	23	24,873	(2,634)

Income and social contribution taxes before tax incentives	27,579	(50,488)	(421,853)	(746,385)

Tax incentives – SUDENE	—	—	43,244	107,666

Income and social contribution taxes in the income statement	27,579	(50,488)	(378,609)	(638,719)

Current	—	(35,363)	(476,074)	(476,302)
Deferred	27,579	(15,125)	97,465	(162,417)
Effective IRPJ and CSLL rates – %	56.5	194.8	47.7	35.8

(i)

Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;

(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;

(iii)

Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries;

(iv)

Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL, being taxable to the beneficiary and deductible to the entity that pays;

(v)	See Note 9.d.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.    Tax Incentives — SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”), as shown below:

Subsidiary	Units	Incentive — %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base (1)	75	2027
	Suape base (2)	75	2027
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno S.A. Indústria e Comércio (3)	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1)

The subsidiary Bahiana Distribuidora de Gás Ltda. (“Bahiana”), obtained 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on October 22, 2018, until 2027, due to the modernization for its Aracaju plant – Sergipe. Due to the tacit approval by the RFB the constitutive benefit appraisal report the subsidiary recognized income tax reduction retroactive effect in January 2018 in the amount of R$ 1,067.

(2)

The subsidiary Bahiana had the 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on January 14, 2019, until 2027, due to the modernization for its Suape plant – Pernambuco. The constitutive benefit appraisal report was approved in May 2019 by the RFB.

(3)	The request to transfer the right to reduce the IRPJ to Oxiteno S.A. will be submitted to SUDENE due to the incorporation of the subsidiary Oxiteno Nordeste.

d.    Income and Social Contribution Taxes Carryforwards

In December 31, 2019, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) of R$ 1,268,964 (R$ 873,718 as of December 31, 2018) and negative basis of CSLL of R$ 1,270,714 (R$ 876,315 as of December 31, 2018), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

In addition, certain offshore subsidiaries had tax loss carryforwards of R$ 878,470 (R$ 620,906 as of December 31, 2018).

The amount of deferred income and social contribution tax assets are as follows:

	12/31/2019	12/31/2018
Cia. Ultragaz	12,808	37,332
Oxiteno S.A.	148,306	43,645
Iconic	17,657	28,256
Extrafarma	72,318	98,803
Ultrapar	24,632	—
Ultrapar International	2,419	—

	278,140	208,036

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amount of deferred income and social contribution and social contribution tax assets are as follows:

	12/31/2019	12/31/2018
Extrafarma	237,664	94,115
Integra Frotas	4,636	1,365
Oxiteno Argentina	—	22
Oxiteno USA	127,992	124,864
Oxiteno Andina	—	466

	370,292	220,832

The technical study of the realization of deferred tax assets was approved by the Company’s CA, according Note 9.a.

10.     Prepaid Expenses (Consolidated)

	12/31/2019	12/31/2018
Rents(1)	37,106	413,799
Advertising and publicity	24,857	54,011
Deferred Stock Plan, net (see Note 8.c)	15,965	22,737
Insurance premiums	61,884	52,607
Software maintenance	21,759	21,667
Other prepaid expenses	19,000	21,844

	180,571	586,665

Current	111,355	187,570
Non-current	69,216	399,095

(1)	After the adoption of IFRS16/CPC 06 (R2), some agreements were transferred to right to use assets (see Note 2.y).

11.    Contractual Assets with Customers – Exclusive Rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reduction of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement (amortization in weighted average term of five years), being reviewed as changes occur under the terms of the agreements.

Balance and changes are shown below:

Balance as of December 31, 2017	1,502,360
Additions	390,177
Amortization	(371,825)
Transfer	(2,235)

Balance as of December 31, 2018	1,518,477
Additions	330,068
Amortization	(355,250)
Transfer	(27,306)

Balance as of December 31, 2019	1,465,989
Current	465,454
Non-current	1,000,535

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12.     Investments

a.     Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of statements of financial position and statements of profit or loss of subsidiaries and joint venture:

	12/31/2019
	Subsidiaries				Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,264,707	6,475,473	18,052,890	4,192,235	562,445
Liabilities	2,710	4,672,264	11,032,143	4,219,735	505,851
Equity	1,261,997	1,803,209 (*)	7,020,747 (*)	(27,500)	56,594
Net revenue from sales and services	—	1,514,022	73,679,913	—	2,156,432
Net income (loss)	35,529	23,895 (*)	365,680 (*)	(41,055)	32,346
% of capital held	100	100	100	100	33

	12/31/2018
	Subsidiaries				Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,279,932	6,222,795	17,850,422	2,904,188	517,304
Liabilities	2,509	3,416,140	12,434,610	2,894,598	456,714
Equity	1,277,423	2,806,655 (*)	5,415,812 (*)	9,590	60,590
Net revenue from sales and services	—	1,380,519	74,312,071	—	2,092,548
Net income (loss)	111,145	553,236 (*)	512,987(*)	(3,531)	8,695
% of capital held	100	100	100	100	33

(*)	adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 33.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2017	1,165,426	2,682,015	5,402,880	13,121	9,263,442	54,739	9,318,181
Share of profit (loss) of subsidiaries and joint venture	111,145	553,236	512,987	(3,531)	1,173,837	1,148	1,174,985
Dividends and interest on equity (gross)	—	(229,243)	(500,023)	—	(729,266)	(32,065)	(761,331)
Tax liabilities on equity — method revaluation reserve	—	—	(7)	—	(7)	—	(7)
Equity instrument granted	65	269	3,439	—	3,773	—	3,773
Valuation adjustment of subsidiaries	787	(212,698)	(3,184)	—	(215,095)	(3,704)	(218,799)
Translation adjustments of foreign-based subsidiaries	—	13,076	(280)	—	12,796	—	12,796

Balance as of December 31, 2018	1,277,423	2,806,655	5,415,812	9,590	9,509,480	20,118	9,529,598
Share of profit (loss) of subsidiaries and joint venture	35,529	23,895	365,680	(41,051)	384,053	10,740	312
Dividends and interest on equity (gross)	(50,015)	(1,011,490)	(198,000)	—	(1,259,505)	(4,295)	(1,263,800)
Tax liabilities on equity — method revaluation reserve	—	—	(31)	—	(31)	—	(31)
Equity instrument granted	303	687	6,671	—	7,661	—	7,661
Valuation adjustment of subsidiaries	(1,605)	(52,854)	(19,385)	—	(73,844)	(7,771)	(81,615)
Translation adjustments of foreign-based subsidiaries	—	36,570	—	—	36,570	—	36,570
Capital increase in cash	—	—	1,450,000	3,964	1,453,964	—	1,453,964
Redemption of subsidiary shares of Oxiteno Nordeste	362	(254)	—	—	108	—	108

Balance as of December 31, 2019	1,261,997	1,803,209	7,020,747	(27,497)	10,058,456	18,792	10,077,248

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.     Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

On September 23, 2019, for the port concession BEL02A at the port of Miramar, Latitude Logística Portuária S.A. (“Latitude”) was constituted. On August 5, 2019, Navegantes Logística Portuária S.A. (“Navegantes”) was constituted for the port of Vitória. On August 19, 2019, in the city of Cabedelo, Nordeste Logística I S.A. (“Nordeste Logística I”), Nordeste Logística II S.A. (“Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”) (see Note 35.c) were constituted.

These investments are accounted for under the equity method of accounting based on their financial statements as of December 31, 2019.

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Total

Balance as of December 31, 2017	6,096	54,739	61,226	—	—	—	—	—	122,061
Capital increase	—	—	31,908	—	—	—	—	—	31,908
Valuation adjustments	—	(3,704)	—	—	—	—	—	—	(3,704)
Dividends and interest on equity (gross)	—	(32,065)	—	—	—	—	—	—	(32,065)
Share of profit (loss) of joint ventures	1,350	1,148	(18,744)	—	—	—	—	—	(16,246)

Balance as of December 31, 2018	7,446	20,118	74,390	—	—	—	—	—	101,954
Capital increase	—	—	35,000	10,351	23,581	1,930	4,183	4,079	79,124
Valuation adjustments	—	(7,771)	—	—	—	—	—	—	(7,771)
Dividends and interest on equity (gross)	(1,474)	(4,295)	—	—	—	—	—	—	(5,769)
Share of profit (loss) of joint ventures	1,370	10,740	(26,572)	—	—	—	—	—	(14,462)

Balance as of December 31, 2019	7,342	18,792	82,818	10,351	23,581	1,930	4,183	4,079	153,076

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	12/31/2019
	União Vopak	RPR	ConectCar
Current assets	6,818	428,880	159,972
Non-current assets	9,182	133,565	161,817
Current liabilities	1,116	418,289	155,542
Non-current liabilities	200	87,562	612
Equity	14,684	56,594	165,635
Net revenue from sales and services	15,400	2,156,432	80,387
Costs, operating expenses and income	(12,083)	(2,130,323)	(136,764)
Net financial income and income and social contribution taxes	(577)	6,237	3,234
Net income (loss)	2,740	32,346	(53,143)
Number of shares or units held	29,995	5,078,888	228,768,000
% of capital held	50	33	50

	12/31/2018
	União Vopak	RPR	ConectCar
Current assets	8,432	370,250	129,152
Non-current assets	8,552	147,054	150,054
Current liabilities	1,814	385,079	130,414
Non-current liabilities	280	71,635	14
Equity	14,890	60,590	148,778
Net revenue from sales and services	16,938	2,092,548	57,506
Costs, operating expenses and income	(13,154)	(2,083,592)	(114,336)
Net financial income and income and social contribution taxes	(1,084)	(261)	19,343
Net income (loss)	2,700	8,695	(37,487)
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.     Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Due to incorporation of the subsidiary Oxiteno Nordeste, the subsidiary Oxiteno S.A. holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of November 30, 2019, while the other associates are valued based on the financial statements as of December 31, 2019.

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2017	6,348	14,458	3,618	340	577	25,341
Capital reduction	(1,250)	—	—	—	—	(1,250)
Dividends	(984)	—	—	—	(236)	(1,220)
Share of profit (loss) of associates	575	908	(28)	(112)	124	1,467

Balance as of December 31, 2018	4,689	15,366	3,590	228	465	24,338
Dividends	(818)	—	—	—	(87)	(905)
Share of profit (loss) of associates	1,790	568	(36)	(90)	85	2,317

Balance as of December 31, 2019	5,661	15,934	3,554	138	463	25,750

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	12/31/2019
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	12,172	45,178	71	40	151
Non-current assets	14,041	84,705	10,147	703	2,440
Current liabilities	2,944	11,041	—	25	34
Non-current liabilities	626	9,634	3,110	302	1,167
Equity	22,643	109,208	7,108	416	1,390
Net revenue from sales and services	12,348	43,463	—	—	—
Costs, operating expenses and income	(4,815)	(36,791)	(84)	(213)	285
Net financial income and income and social contribution taxes	(157)	(2,483)	12	(57)	(29)
Net income (loss)	7,376	4,189	(72)	(270)	256
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2018
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,803	38,714	51	19	64
Non-current assets	15,254	85,395	10,238	990	2,791
Current liabilities	3,963	9,777	—	21	123
Non-current liabilities	332	8,888	3,109	302	1,334
Equity	18,762	105,444	7,180	686	1,398
Net revenue from sales and services	10,595	53,288	—	—	—
Costs, operating expenses and income	(7,957)	(43,814)	(78)	(266)	399
Net financial income and income and social contribution taxes	(211)	(3,453)	22	(69)	(27)
Net income (loss)	2,427	6,021	(56)	(335)	372
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Right to Use Assets and Leases payable (Consolidated)

Some of the subsidiaries of the Company have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution center; (ii) Extrafarma: pharmacies and distribution center; (iii) Ultragaz: points of sale and bottling base; (iv) Ultracargo: port areas; and (v) Oxiteno: industrial plant. Some subsidiaries also have lease agreements relating to vehicles.

a.	Right to Use Assets

	Weighted average useful life (years)	Adoption IFRS 16 / CPC 06 (R2)	Additions and remeasurement	Write-offs	Transfer	Effect of foreign currency exchange rate variation	Amortization	Balance on 12/31/2019
Cost:
Real estate	7	1,636,330	308,622	(55,605)	98,043	80,930	—	2,068,320
Port area (*)	—	—	68,007	—	—	—	—	68,007
Other	4	95,097	26,235	(1,981)	27,847	4,272	—	151,470

		1,731,427	402,864	(57,586)	125,890	85,202	—	2,287,797

Accumulated amortization:
Real estate		—	—	6,682	—	36	(262,750)	(256,032)
Port area		—	—	—	—	—	—	—
Other		—	—	442	(14,068)	81	(37,308)	(50,853)

		—	—	7,124	(14,068)	117	(300,058)	(306,885)

Net amount		1,731,427	402,864	(50,462)	111,822	85,319	(300,058)	1,980,912

(*)	Refers to the port concession grants, of which R$ 68,007 was paid by subsidiaries of the Company until the 4th quarter of 2019 (see Note 35.c).

The amortization expenses were recognized in the financial statements as shown below:

12/31/2019
Inventories and cost of products and services sold	48,134
Selling and marketing	244,974
General and administrative	6,950

300,058

b.	Leases Payable

The changes in leases payable are shown below:

Balance as of December 31, 2018	46,066
Adoption IFRS 16/CPC 06 (R2)	1,363,803
Interest accrued	128,996
Payments	(321,716)
Additions and remeasurement	334,857
Write-offs	(52,129)
Effect of foreign currency exchange rate variation	88,796

Balance as of December 31, 2019	1,588,673

Current	206,396
Non-current	1,382,277

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under leases contracts are presented below:

12/31/2019
Up to 1 year	309,977
From 1 to 2 years	508,976
From 2 to 3 years	395,743
From 3 to 4 years	316,682
From 4 to 5 years	192,017
More than 5 years	320,357

Total	2,043,752

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

c.	Lease Contracts of Low Amount Assets

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms from 36 to 48 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
12/31/2019	3,474	6,028	—	9,502

The expense recognized in 2019 was R$ 11,400 (R$ 11.386 in 2018).

d.	Inflation effect

The effects of inflation are as follows:

Net right to use assets	Parent	Consolidated
Nominal base	5,799	1,980,912
Inflated base	7,012	2,220,614

	20.9%	14.8%

Lease liability	Parent	Consolidated
Nominal base	5,999	1,588,673
Inflated base	7,012	1,828,870

	16.9%	18.6%

Financial expenses	Parent	Consolidated
Nominal base	200	128,996
Inflated base	280	159,135

	39.8%	23.4%

Depreciation expenses	Parent	Consolidated
Real base	—	300,058
Inflated base	—	301,284

	—	0.4%

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Property, Plant, and Equipment (Consolidated)

Balances and changes in PP&E are as follows:

	Weighted average useful life (years)	Balance on 12/31/2018	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/31/2019
Cost:
Land	—	620,879	43,420	—	4,785	(2,017)	1,059	(261)	667,865
Buildings	32	1,801,073	18,117	—	105,861	(4,339)	7,023	(1,789)	1,925,946
Leasehold improvements	10	1,015,640	19,191	—	129,234	(42,552)	15	—	1,121,528
Machinery and equipment	13	5,219,256	131,831	—	365,953	(4,967)	9,596	(13,948)	5,707,721
Automotive fuel/lubricant distribution equipment and facilities	14	2,864,333	103,288	—	81,038	(57,187)	—	—	2,991,472
LPG tanks and bottles	10	743,016	65,351	—	(6,993)	(45,914)	—	—	755,460
Vehicles	7	308,756	24,686	—	7,564	(20,353)	(394)	(98)	320,161
Furniture and utensils	9	279,016	15,009	—	4,399	(2,665)	198	(353)	295,604
Construction in progress	—	922,799	591,525	—	(695,301)	(108)	8,344	(173)	827,086
Advances to suppliers	—	14,088	7,378	—	(8,921)	—	(1)	—	12,544
Imports in progress	—	41	9,513	—	(9,304)	—	—	—	250
IT equipment	5	395,063	21,771	—	872	(5,249)	352	—	412,809

		14,183,960	1,051,080	—	(20,813)	(185,351)	26,192	(16,622)	15,038,446

Accumulated depreciation:
Buildings		(743,117)	—	(58,158)	187	4,681	893	1,679	(793,835)
Leasehold improvements		(558,042)	—	(84,664)	2,040	26,291	(4)	—	(614,379)
Machinery and equipment		(2,969,209)	—	(298,767)	2,983	3,510	16,340	13,516	(3,231,627)
Automotive fuel/lubricant distribution equipment and facilities		(1,657,608)	—	(159,961)	—	50,691	—	—	(1,766,878)
LPG tanks and bottles		(401,056)	—	(57,890)	4,467	28,925	—	—	(425,554)
Vehicles		(123,650)	—	(27,106)	28	11,274	311	98	(139,045)
Furniture and utensils		(155,339)	—	(18,944)	(12)	2,280	204	336	(171,475)
IT equipment		(288,083)	—	(34,782)	50	5,061	(309)	—	(318,063)

		(6,896,104)	—	(740,272)	9,743	132,713	17,435	15,629	(7,460,856)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2018	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/31/2019
Provision for losses:
Advances to suppliers	(83)	(27)	—	—	—	—	—	(110)
Buildings	(306)	—	—	—	—	—	306	—
Land	(827)	—	—	—	—	—	681	(146)
Leasehold improvements	(1,385)	(1,528)	—	—	111	1,203	—	(1,599)
Machinery and equipment	(6,117)	—	—	—	769	1,138	1,335	(2,875)
Automotive fuel/lubricant distribution equipment and facilities	(165)	—	—	—	67	—	—	(98)
Construction in progress	(38)	—	—	—	—	—	38	—
Furniture and utensils	(70)	—	—	—	1	—	69	—

	(8,991)	(1,555)	—	—	948	2,341	2,429	(4,828)

Net amount	7,278,865	1,049,525	(740,272)	(11,070)	(51,690)	45,968	1,436	7,572,762

(*)	Refers to the asset write-offs of Oxiteno Andina (see Note nº 3.b.3).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2017	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance acquisition TEAS (ii)	Balance on 12/31/2018
Cost:
Land	—	576,642	3,994	—	9,261	(895)	(1,238)	33,115	620,879
Buildings	32	1,637,871	7,041	—	151,937	(2,929)	(10,914)	18,067	1,801,073
Leasehold improvements	8	912,555	11,931	—	103,371	(12,273)	56	—	1,015,640
Machinery and equipment	13	4,721,931	115,171	—	588,696	(4,895)	(261,955)	60,308	5,219,256
Automotive fuel/lubricant distribution equipment and facilities	13	2,729,522	98,478	—	98,573	(62,240)	—	—	2,864,333
LPG tanks and bottles	8	692,856	78,995	—	2,552	(31,387)	—	—	743,016
Vehicles	6	287,295	29,141	—	18,061	(23,996)	(1,745)	—	308,756
Furniture and utensils	8	265,909	18,417	—	6,078	(863)	(10,570)	45	279,016
Construction in progress	—	929,000	796,909	—	(883,994)	(578)	81,462	—	922,799
Advances to suppliers	—	112,167	6,317	—	(100,233)	—	(4,163)	—	14,088
Imports in progress	—	786	699	—	(1,446)	—	2	—	41
IT equipment	5	352,986	34,921	—	7,942	(1,953)	1,161	6	395,063

		13,219,520	1,202,014	—	798	(142,009)	(207,904)	111,541	14,183,960

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2017	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance acquisition TEAS (ii)	Balance on 12/31/2018
Accumulated depreciation:
Buildings		(724,408)	—	(53,462)	10,046	2,608	26,533	(4,434)	(743,117)
Leasehold improvements		(475,651)	—	(83,208)	(4,574)	5,398	(7)	—	(558,042)
Machinery and equipment		(2,980,166)	—	(271,867)	1,143	3,449	288,461	(10,229)	(2,969,209)
Automotive fuel/lubricant distribution equipment and facilities		(1,545,806)	—	(162,815)	(7,232)	58,245	—	—	(1,657,608)
LPG tanks and bottles		(328,384)	—	(88,308)	(2,347)	17,983	—	—	(401,056)
Vehicles		(112,200)	—	(28,792)	498	15,002	1,842	—	(123,650)
Furniture and utensils		(148,575)	—	(18,482)	(292)	513	11,517	(20)	(155,339)
IT equipment		(260,859)	—	(30,659)	2,702	1,819	(1,080)	(6)	(288,083)

		(6,576,049)	—	(737,593)	(56)	105,017	327,266	(14,689)	(6,896,104)

Provision for losses:
Advances to suppliers		(83)	—	—	—	—	—	—	(83)
Buildings		—	(306) (*)	—	—	—	—	—	(306)
Land		(104)	(723) (*)	—	—	—	—	—	(827)
Leasehold improvements		(564)	(733)	—	—	2	(90)	—	(1,385)
Machinery and equipment		(4,724)	(1,532) (*)	—	—	444	(305)	—	(6,117)
Automotive fuel/lubricant distribution equipment and facilities		(169)	—	—	—	4	—	—	(165)
Construction in progress		—	(38) (*)	—	—	—	—	—	(38)
Furniture and utensils		(1)	(69) (*)	—	—	—	—	—	(70)

		(5,645)	(3,401)	—	—	450	(395)	—	(8,991)
Net amount		6,637,826	1,198,613	(737,593)	742	(36,542)	118,967	96,852	7,278,865

(i)	Refers to amounts transferred to intangible assets, inventories and right to use assets, stating in 2019.
(ii)	See Note 3.c.
(*)	Refers to the impairment for subsidiary Oxiteno Andina (see Note 2.s.1.ii of financial statements as of and for the year ended December 31, 2018 filed on CVM on February 20, 2019).

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores, service stations and bases and acquisition of real estate.

The depreciation expenses were recognized in the financial statements as shown below:

	12/31/2019	12/31/2018
Inventories and cost of products and services sold	405,966	406,002
Selling and marketing	285,671	279,023
General and administrative	48,635	52,568

	740,272	737,593

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2018	Adoption IFRS 16 / CPC 06 (R2)	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/31/2019
Cost:
Goodwill (a)	—	1,525,088	—	—	—	—	—	—	—	1,525,088
Software (b)	3	1,062,486	—	145,004	—	2,553	(784)	1,551	(281)	1,210,529
Technology (c)	5	32,617	—	—	—	—	—	—	—	32,617
Commercial property rights	10	64,032	(56,114)	3,820	—	(1,401)	(2,403)	—	—	7,934
Distribution rights	6	142,989	—	1,505	—	(10,895)	—	—	—	133,599
Brands (d)	—	120,571	—	—	—	—	—	1,933	—	122,504
Trademark rights (d)	35	114,792	—	—	—	—	—	—	—	114,792
Others (e)	10	43,281	—	1,668	—	(355)	—	306	—	44,900

		3,105,856	(56,114)	151,997	—	(10,098)	(3,187)	3,790	(281)	3,191,963

Accumulated amortization:
Software		(537,438)	—	—	(110,088)	13	(611)	(998)	261	(648,861)
Technology		(32,613)	—	—	(3)	—	—	—	—	(32,616)
Commercial property rights		(23,931)	16,186	—	(848)	(669)	2,878	—	—	(6,384)
Distribution rights		(106,597)	—	—	(6,511)	4,176	—	—	—	(108,932)
Trademark rights		(3,182)	—	—	(2,937)	—	—	—	—	(6,119)
Others		(32,740)	—	—	(105)	136	—	(4)	—	(32,713)

		(736,501)	16,186	—	(120,492)	3,656	2,267	(1,002)	261	(835,625)

Provision for losses and impairment:
Goodwill (a)		—	—	(593,280)	—	—	—	—	—	(593,280)
Commercial property rights		—	—	(465)	—	—	—	—	—	(465)

		—	—	(593,745)	—	—	—	—	—	(593,745)

Net amount		2,369,355	(39,928)	(441,748)	(120,492)	(6,442)	(920)	2,788	(20)	1,762,593

(*)	Refers to the asset write-offse of Oxiteno Andina (see Note 3.b.3).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2017	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance acquisition TEAS (ii)	Balance on 12/31/2018
Cost:
Goodwill (a)	—	1,524,291	—	—	—	—	—	797	1,525,088
Software (b)	5	853,079	223,964	—	(1,258)	(15,401)	2,053	49	1,062,486
Technology (c)	5	32,617	—	—	—	—	—	—	32,617
Commercial property rights (d)	10	55,069	11,117	—	—	(2,154)	—	—	64,032
Distribution rights	8	142,669	690	—	(350)	—	(20)	—	142,989
Brands (e)	—	113,543	—	—	—	—	7,028	—	120,571
Trademark rights (e)	39	114,792	—	—	—	—	—	—	114,792
Others (f)	10	40,514	1,822	—	—	—	945	—	43,281

		2,876,574	237,593	—	(1,608)	(17,555)	10,006	846	3,105,856

Accumulated amortization:
Software		(456,799)	—	(79,845)	59	28	(832)	(49)	(537,438)
Technology		(32,541)	—	(72)	—	—	—	—	(32,613)
Commercial property rights		(21,292)	—	(4,679)	—	2,040	—	—	(23,931)
Distribution rights		(96,704)	—	(10,018)	125	—	—	—	(106,597)
Trademark rights		—	—	(3,182)	—	—	—	—	(3,182)
Others		(31,196)	—	(1,538)	—	—	(6)	—	(32,740)

		(638,532)	—	(99,334)	184	2,068	(838)	(49)	(736,501)

Net amount		2,238,042	237,593	(99,334)	(1,424)	(15,487)	9,168	797	2,369,355

(i)	Refers to amounts transferred to PP&E and right to use assets as from 2019.
(ii)	See Note 3.c.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amortization expenses were recognized in the financial statements as shown below:

	12/31/2019	12/31/2018
Inventories and cost of products and services sold	11,183	15,044
Selling and marketing	3,872	8,920
General and administrative	105,437	75,370

	120,492	99,334

a.	Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	12/31/2019	12/31/2018
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Extrafarma – impairment	Extrafarma	(593,280)	—
Extrafarma – net	Extrafarma	68,273	661,553
Ipiranga(1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
Others	Oxiteno	583	583

		931,808	1,525,088

(1)	Including R$ 246,163 at Ultrapar.

On December 31, 2019, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which the Company calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2019, the discount and real growth rates used to extrapolate the projections ranged from 8.9% to 12.1% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2020 and the long-term strategic plan prepared by management and approved by the Board of Directors.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The goodwill impairment tests and net assets of the Company and its subsidiaries result in the recognition of impairment in the amount of R$ 593,280 for subsidiary Extrafarma for the year ended December 31, 2019 (see Note 2.u).

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

b.	Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

c.	Technology

The subsidiaries Oxiteno S.A. and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

d.	Brands and Trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand, acquired in the business combination, and Chevron and Texaco trademark rights.

e.	Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma”.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Loans and Debentures

a. Composition

a.1	Parent

Description	12/31/2019	12/31/2018	Index/Currency	Weighted average financial charges 12/31/2019 – % p.a.	Maturity
Brazilian Reais:
Debentures –6th issuance (g.5)	1,752,081	1,756,954	DI	105.3	2023

Current	28,713	34,504
Non-current	1,723,368	1,722,450

a.2	Consolidated

Description	12/31/2019	12/31/2018	Index/Currency	Weighted average financial charges 12/31/2019 – % p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	4,213,662	2,889,631	US$	5.3	2026 to 2029
Foreign loan (c.1) (*)	1,057,407	985,268	US$	3.9	2021 to 2023
Foreign loan (c.1) (*)	608,685	582,106	US$ + LIBOR	0.9	2022 to 2023
Financial institutions (e)	604,741	620,605	US$ + LIBOR	2.0	2020 to 2023
Foreign loan (c.2)	243,837	234,363	US$ + LIBOR	2.0	2020
Financial institutions (e)	132,417	127,288	US$	2.8	2020 to 2022
Financial institutions (e)	41,164	27,845	MX$ (2)	8.9	2020
BNDES (d)	208	2,596	US$	7.0	2020
Financial institutions (e)	—	3,950	MX$ + TIIE (2)	—	—
Foreign currency advances delivered	—	1,485	US$	—	—
Advances on foreign exchange contracts	—	11,702	US$	—	—

Total foreign currency	6,902,121	5,486,839

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Description	12/31/2019	12/31/2018	Index/Currency	Weighted average financial charges 12/31/2019 – % p.a.	Maturity
Brazilian Reais – denominated loans:
Debentures – CRA (g.2, g.4 and g.6)	2,036,647	2,029,545	DI	95.8	2022 to 2023
Debentures – Ipiranga (g.1 and g.3)	1,868,612	2,039,743	DI	105.0	2020 to 2022
Debentures – 6th issuance (g.5)	1,752,080	1,756,954	DI	105.3	2023
Banco do Brasil floating rate (f)	611,276	2,614,704	DI	110.9	2020 to 2022
Debentures – CRA (g.2, g.4 and g.6) (*)	941,614	833,213	IPCA	4.6	2024 to 2025
Debentures – Tequimar (g.7)	89,278	—	R$	6.5	2024
BNDES (d)	62,578	147,922	TJLP (3)	2.3	2020 to 2023
FINEP	41,345	53,245	TJLP (3)	1.6	2020 to 2023
BNDES (d)	30,392	51,467	SELIC (5)	2.3	2020 to 2023
FINEP	12,820	22,553	R$	4.0	2020 to 2021
Banco do Nordeste do Brasil	10,039	15,776	R$ (4)	8.5	2020 to 2021
BNDES (d)	3,913	14,071	R$	7.6	2020 to 2022
FINAME	22	32	TJLP (3)	5.7	2020 to 2022
Bank Credit Bill	—	50,075	DI	124.0	2019

Total Brazilian Reais	7,460,616	9,629,300

Total foreign currency and Brazilian Reais	14,362,737	15,116,139
Currency and interest rate hedging instruments (**)	29,985	43,944

Total	14,392,722	15,160,083

Current	1,117,441	2,271,148
Non-current	13,275,281	12,888,935

(*)	These transactions were designated for hedge accounting (see Note 34.h).
(**)	Accumulated losses (see Note 34.i).
(1)	LIBOR = London Interbank Offered Rate.
(2)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(3)

TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2019, TJLP was fixed at 5.57% p.a.

(4)

Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On December 31, 2019, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(5)	SELIC = basic interest rate set by the Brazilian Central Bank.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans and debentures are shown below:

Balance as of December 31, 2017	13,426,845
New loans and debentures with cash effect	4,461,112
Interest accrued	873,202
Principal payment/ installments for financial leasing	(3,715,838)
Interest payment	(737,564)
Monetary and exchange rate variation	804,273
Change in fair value	50,175
Adoption IFRS 16/CPC 06 (R2) – transfer to Note 13.b	(46,066)

Balance as of December 31, 2018	15,116,139
New loans and debentures with cash effect	2,105,737
Interest accrued	845,844
Principal payment	(2,644,704)
Interest payment	(1,469,780)
Monetary and exchange rate variation	296,441
Change in fair value	113,060

Balance as of December 31, 2019	14,362,737

The long-term consolidated debt had the following principal maturity schedule:

	12/31/2019	12/31/2018
From 1 to 2 years	1,424,775	960,038
From 2 to 3 years	3,115,495	1,548,092
From 3 to 4 years	3,451,988	3,216,293
From 4 to 5 years	765,263	3,428,130
More than 5 years	4,517,760	3,736,382

	13,275,281	12,888,935

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in Note 16.h.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 34.h).

b.	Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750 million (equivalent to R$ 3,023.0 million as of December 31, 2019) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 34.h.3).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

On June 6, 2019, the subsidiary Ultrapar International issued US$ 500 million (equivalent to R$ 2,015.4 million as of December 31, 2019) in notes in the foreign market, maturing in June 2029, with interest rate of 5.25% p. a., paid semiannually. The issue price was 100% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for part of this transaction (see Note 34.h.3).

On June 21, 2019, the subsidiary Ultrapar International repurchased US$ 200 million (equivalent to R$ 806.1 million as of December 31, 2019) in notes in the foreign market maturing in October 2026. As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

• Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

• Restriction on encumbrance of assets exceeding US$ 150 million (equivalent to R$ 604.6 million as of December 31, 2019) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

c.     Foreign Loans

c.1 The subsidiary IPP has foreign loans in the amount of US$ 395,000 (equivalent to R$ 1,592,127 as of December 31, 2019). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.4% of DI. IPP designated these hedging instruments as a fair value hedge (see Note 34.h.1); therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (thousands)	R$ (thousands)	Cost in % of DI
Charges (1)	18,351	73,965	—
Jul/2021	60,000	241,842	101.8
Jun/2022	100,000	403,070	105.0
Jul/2023	50,000	201,535	104.8
Sep/2023	60,000	241,842	105.0
Sep/2023	65,000	261,996	104.7
Nov/2023	60,000	241,842	104.5

Total / average cost	413,351	1,666,092	104.4

(1)	Includes interest, transaction costs, mark to market and hedge initial recognition.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 60 million (equivalent to R$ 241.8 million as of December 31, 2019) with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of DI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A. (by the incorporation of Oxiteno Nordeste).

d.     BNDES

The subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

e.     Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 2.0% and maturity as shown below:

	US$	R$
Maturity	Thousands	Thousands
Charges (1)	156	627
Feb/2020	10,000	40,274
Aug/2020	10,000	40,274
Sep/2020	20,000	80,549
Feb/2021	10,000	40,274
Mar/2022	30,000	120,823
Oct/2022	40,000	161,097
Mar/2023	30,000	120,823

Total	150,156	604,741

(1)	Includes interest and transaction costs.

The proceeds of this loan were used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol). The subsidiary IPP paid off in advance the amount of R$ 400 million of such loans in December 2019.

These loans mature, as follows (includes accrued interest through December 31, 2019):

Maturity	12/31/2019
May/2020	205,274
May/2021	202,910
May/2022	203,092

Total	611,276

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

g.1.

In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.2.

In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.3.

In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of DI
Payment of interest:	Annually
Reprice:	Not applicable

g.4.

In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.5.

In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.6.

In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.7.

In November 2019, the subsidiary Tequimar made its first issuance of debentures, in a single series of 90,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	November 19, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	6.47%
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary Tequimar contracted hedging instruments subjected interest rate variation, changing the debentures fixed for 99.94% of the DI. Tequimar designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2019).

Maturity	12/31/2019
Charges (1)	183,304
May/2020	166,650
May/2021	166,700
Jul/2021	750,000
Apr/2022	660,139
Jul/2022	750,000
Oct/2022	730,384
Mar/2023	1,725,000
Dec/2023	660,000
Apr/2024	352,361
Oct/2024	213,693
Nov/2024	90,000
Dec/2025	240,000

Total	6,688,231

(1)	Includes interest, transaction cost and mark to market.

h.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2018	Incurred cost	Amortization	Balance on 12/31/2019
Debentures (g)	0.2	56,376	692	(15,662)	41,406
Notes in the foreign market (b)	0.1	13,881	18,442	(4,209)	28,114
Banco do Brasil (f)	0.2	3,437	—	(2,667)	770
Foreign loans (c)	0.0	331	—	(237)	94
Other	0.2	2,432	—	(1,050)	1,382

Total		76,457	19,134	(23,825)	71,766

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2017	Incurred cost	Amortization	Balance on 12/31/2018
Debentures (g)	0.2	44,709	21,308	(9,641)	56,376
Notes in the foreign market (b)	—	15,298	—	(1,417)	13,881
Banco do Brasil (f)	0.2	8,065	—	(4,628)	3,437
Foreign loans (c)	0.1	1,213	—	(882)	331
Other	0.2	2,801	366	(735)	2,432

Total		72,086	21,674	(17,303)	76,457

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (g)	13,058	12,403	9,274	5,318	1,139	214	41,406
Notes in the foreign market (b)	3,428	3,421	3,423	3,425	3,437	10,980	28,114
Banco do Brasil (f)	439	256	75	—	—	—	770
Foreign loans (c)	94	—	—	—	—	—	94
Other	597	416	367	2	—	—	1,382

Total	17,616	16,496	13,139	8,745	4,576	11,194	71,766

i.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 73,536 as of December 31, 2019 (R$ 69,822 as of December 31, 2018) and by guarantees and promissory notes in the amount of R$ 11,833,294 as of December 31, 2019 (R$ 10,667,175 as of December 31, 2018).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 293,509 as of December 31, 2019 (R$ 271,162 as of December 31, 2018).

Some subsidiaries of Company issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing) as follows:

	IPP		Oxiteno
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Maximum amount of future payments related to these collaterals	81,344	—	2,753	2,750
Maturities of up to	60 months	—	4 months	3 months
Fair value of collaterals	1,237	—	68	68

If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2019, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals is recognized in current liabilities as “other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

17.	Trade Payables (Consolidated)

	12/31/2019	12/31/2018
Domestic suppliers	1,897,256	2,079,010
Domestic suppliers – agreement (i)	455,950	73,169
Foreign suppliers	261,222	472,597
Foreign suppliers – agreement (i)	85,643	106,901

	2,700,071	2,731,677

(i)

Suppliers – agreement: some subsidiaries of the Company entered into an agreements with a financial institutions, which consists of the anticipation of receipt of the trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier, and receives on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These operations are presented in operating activities in the statements of cash flow.

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all the markets for these products in Brazil.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

18.	Salaries and Related Charges (Consolidated)

	12/31/2019	12/31/2018
Provisions on salaries	184,716	186,200
Profit sharing, bonus and premium	133,533	147,170
Social charges	70,228	67,043
Others	17,159	27,779

	405,636	428,192

19.	Taxes Payable (Consolidated)

	12/31/2019	12/31/2018
ICMS	149,547	166,038
PIS and COFINS	40,676	38,055
ISS	26,986	22,339
Value-Added Tax (IVA) of foreign subsidiaries	25,619	21,306
Others	27,094	20,267

	269,922	268,005

20.	Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV - Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev — Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee. In 2019, the subsidiaries contributed R$ 21,357 (R$ 24,323 in 2018) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of December 31, 2019 was 8,008 active participants and 328 retired participants. In addition, Ultraprev had 26 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2019.

	12/31/2019	12/31/2018
Health and dental care plan (1)	154,142	112,628
Indemnification of FGTS	66,309	83,781
Seniority bonus	34,485	37,397
Life insurance (1)	17,931	16,009

Total	272,867	249,815

Current	28,951	45,655
Non-current	243,916	204,160

(1)	Only IPP and Iconic Lubrificantes S.A. (“Iconic”).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The change in the present value of the post-employment benefit obligation is as follows:

	12/31/2019	31/12/2018
Opening balance	249,815	237,523
Current service cost	(10,704)	6,092
Interest cost	21,386	21,466

Expense for the year	10,682	27,558
Losses from changes in actuarial assumptions	44,489	7,934
Benefits paid directly by Company and its subsidiaries	(33,510)	(23,604)
Exchange rates from post employment benefits	1,391	404

Ending balance	272,867	249,815

The total of expense in each period is presented below:

	12/31/2019	31/12/2018
Health and dental care plan	10,442	9,559
Indemnification of FGTS	(5,818)	11,159
Seniority bonus	4,765	5,460
Life insurance	1,293	1,380

Total	10,682	27,558

The main actuarial assumptions used are:

Economic factors	31/12/2019	31/12/2018
	% a.a.	%a.a.
Discount rate for the actuarial obligation at present value	8.79	9.00
Average projected salary growth rate	7.64	7.85
Inflation rate (long term)	3.80	4.00
Growth rate of medical services	7.95	8.16

Demographic factors
Mortality Table for the life insurance benefit – CSO-80
Mortality Table for other benefits—AT 2000 Basic decreased by 10%
Disabled Mortality Table—RRB 1983
Disability Table – Weak light

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2019 were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p	26,741	decrease by 1.0 p.p	49,344
Wage growth rate	decrease by 1.0 p.p	34,978	increase by 1.0 p.p	39,030
Medical services growth rate	decrease by 1.0 p.p	7,137	increase by 1.0 p.p	8,492

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The sensitivity analyses presented may not represent the real change in the post-employment benefits obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Inherent risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Wage growth risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

21.	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2017	64,774
Additions (new tanks)	264
Expense with tanks removed	(12,752)
Accretion expense	2,381

Balance as of December 31, 2018	54,667
Additions (new tanks)	290
Expense with tanks removed	(5,456)
Accretion expense	1,741

Balance as of December 31, 2019	51,242

Current	3,847
Non-current	47,395

22.	Provisions and Contingencies (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management based on the opinion of the Company’s legal department and its external legal advisors.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2018	Additions	Write-offs	Payments	Interest	Balance on 12/31/2019
IRPJ and CSLL (a.1.1)	532,341	221	(6,600)	—	15,319	541,281
PIS and COFINS	26,271	—	(16,771)	—	655	10,155
ICMS	100,823	1,204	(5,521)	(614)	580	96,472
Civil, environmental and regulatory claims (a.2.1)	90,932	18,009	(17,318)	(8,979)	3,211	85,855
Labor litigation (a.3.1)	101,173	29,103	(19,970)	(15,487)	3,191	98,010
Others	91,531	1,355	(2,190)	—	2,126	92,822

Total	943,071	49,892	(68,370)	(25,080)	25,082	924,595

Current	77,822					40,455
Non-current	865,249					884,140

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	12/31/2019	12/31/2018
Tax matters	753,810	727,493
Labor litigation	71,605	69,978
Civil and other	96,028	84,036

Total – non-current assets	921,443	881,507

a.1	Provisions for Tax Matters and Social Security

a.1.1 On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 515,825 as of December 31, 2019 (R$ 500,260 as of December 31, 2018). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

a.2	Provisions for Civil, Environmental and Regulatory Claims

a.2.1 The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 85,855 as of December 31, 2019 (R$ 90,932 as of December 31, 2018).

a.3	Provisions for Labor Matters

a.3.1 The Company and its subsidiaries maintained provisions of R$ 98,010 as of December 31, 2019 (R$ 101,173 as of December 31, 2018) for labor litigation filed by former employees and by employees of our service providers, mainly, contesting the non-payment of labor rights.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Contingent Liabilities (Possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%) by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on this assessment, these claims were not recognized in the interim financial information. The estimated amount of this contingency is R$ 2,840,086 as of December 31, 2019 (R$ 2,839,219 as of December 31, 2018).

b.1	Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 2,028,159 as of December 31, 2019 (R$ 1,941,749 as of December 31, 2018), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 173,738 as of December 31, 2019 (R$ 168,391 as of December 31, 2018).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 836,822 as of December 31, 2019 (R$ 836,393 as of December 31, 2018), Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 319,849 as of December 31, 2019 (R$ 318,550 as of December 31, 2018), of which R$ 126,772 (R$ 126,639 as of December 31, 2018) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 92,567 as of December 31, 2019 (R$ 125,703 as of December 31, 2018); of conditioned fruition of fiscal incentive in the amount of R$ 117,753 as of December 31, 2019 (R$ 121,745 as of December 31, 2018); and inventory differences in the amount of R$ 172,736 as of December 31, 2019 (R$ 185,512 as of December 31, 2018) related to the leftovers or faults due to temperature changes or product handling.

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 699,360 as of December 31, 2019 (R$ 674,126 as of December 31, 2018), mainly represented by:

b.1.3.1The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 208,449 as of December 31, 2019 (R$ 193,771 as of December 31, 2018), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

b.2	Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 549,664, totaling 3,109 lawsuits as of December 31, 2019 (R$ 624,457, totaling 3,520 lawsuits as of December 31, 2018), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 33,603 as of December 31, 2019 (R$ 32,983 as of December 31, 2018). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.2 In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (“TCC”) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, paid in 8 (eight) equal installments updated semiannually by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, paid in a single installment in March 8, 2018. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

b.2.3 The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and around the city of Belo Horizonte, State of Minas Gerais, and for the latter, an administrative award was imposed for allegedly influencing uniform commercial conduct among fuel resellers, in the amount of R$ 40,693. The subsidiary IPP will continue to exercise its defense by appealing in all administrative and judicial instances. Supported by the opinion of external legal counsel that classified the probability of loss as “remote”, Management did not recognize a provision for this contingency as of December 31, 2019.

b.2.4 On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. Thus, on May 15, 2019, the subsidiary Tequimar signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$ 67,539 with the MPE and MPF to compensate for diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiations on compensation for other alleged damages are still ongoing and once concluded, the payments related to the project costs may affect the future Company’s financial statements. In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. On September 12, 2019, at a hearing in the federal court of Santos, the MPF and Tequimar agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, when Tequimar shall then prove compliance with the execution of the Partial TAC signed, with the obligation of a complementary allocation of R$ 13,000 to the Fisheries Management Project, to obtain the definitive filing of the process. In addition, in December 31, 2019, there are contingent liabilities not recognized related to lawsuits in the amount of R$ 11,403 (R$ 62,930 as of December 31, 2018). On December 31, 2019 there are no extrajudicial lawsuits (R$ 3,426 as of December 31,2018). For more information, see Note 23.

b.3	Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 262,263, totaling 1,649 lawsuits as of December 31, 2019 (R$ 273,013, totaling 1,726 lawsuits as of December 31, 2018), mainly represented by:

b.3.1 In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno S.A (due to incorporation of its the subsidiary Oxiteno Nordeste) and Empresa Carioca de Produtos Químicos S.A. (“EMCA”), companies located in the Camaçari Petrochemical Complex, are members, filed collective lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the collective claims which were favorable to the subsidiaries Oxiteno S.A. and EMCA are final and unappealable. The collective labor from Sindiquímica against SINPEQ became final in STF in October 2019 and remained unfavorable to SINPEQ. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica. In October 2015, Sindiquímica filed enforcement lawsuits against Oxiteno S.A and, in 2017, EMCA, as these companies did not sign the 2010 agreement with Sindiquímica. A favorable decision was issued for Oxiteno S.A., awaiting judgment of the Sindiquimica appeal and Oxiteno S.A adhesive appeal. at the Regional Labor Court of the 5th Region. For EMCA, the decision of 1st instance favorable to the company was reversed at the Regional Labor Court of the 5th Region, it’s pending a final judgment in this instance. In addition to collective actions, individual claims containing the same object have been filed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants’ operation in Brazil between Chevron and subsidiary IPP (see Note 3.c of financial statements of 2018 filed on CVM February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 5,423 (R$ 3,609 as of December 31, 2018) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities, amounted to R$ 188,073 as of December 31, 2019 (R$ 191,110 as of December 31, 2018). The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

d.	Contingent Assets

d.1	Exclusion of ICMS from the calculation basis of PIS and COFINS

In March 15, 2017, STF decided that ICMS is not included in the PIS and COFINS basis. All subsidiaries have actions aimed at obtaining this right, as long as applicable. For the subsidiaries Oxiteno S.A., Extrafarma and Tequimar, have final and unappealable decision, and the respective subsidies to prove the amounts to be refunded were duly confirmed by management and recorded in results, up to the present year of 2019, the amount of R $ 338,110 (up to R $ 291,278 in 2018). As a result of injunctions obtained, some subsidiaries have already excluded ICMS from the PIS and COFINS calculation base in the amount of R $ 141,618 until December 31, 2019. The amounts to be recovered from the other subsidiaries will be recognized to the extent that concomitantly, there are the final and unappealable decision of the individual action and confirmation of the evidences.

The Company’s management emphasizes that it is possible for the STF to modulate the effects of the judgment, either by restricting its effectiveness or determining when the decision will become effective, or by reinterpreting the value of ICMS to be excluded. After the decision of the STF has become final and unappealable, the Company’s management will assess the impact on the shares of its subsidiaries, which may result in a reduction in the claimed tax credits.

23.	Trade payables – customers and third parties’ indemnification

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos. The tanks that were affected by the fire, obtained, in phases, the necessary licenses for the return to operation. Therefore the area rehabilitation process ended in August 2019.

The balance of customers and third parties’ indemnification as of December 31, 2018 in the amount of R$ 3,501 were settled on 2nd quarter of 2019.

24.	Deferred Revenue (Consolidated)

The subsidiaries of the Company have recognized the following deferred revenue:

	12/31/2019	12/31/2018
‘am/pm’ and Jet Oil franchising upfront fee (a)	956	18,668
Loyalty program “Km de Vantagens” (b)	25,096	18,465
Loyalty program “Clube Extrafarma” (b)	1,574	1,289

	27,626	38,422

Current	27,626	26,572
Non-current	—	11,850

a.	Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended December 31, 2019 with 2,377 stores (2,493 as of December 31, 2018). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended December 31, 2019 with 1,492 stores (1,772 stores as of December 31, 2018).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and recognized as a reduction of revenue from sales and services.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are recognized as a reduction of revenue from sales and services.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points.

25.	Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification could be issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of December 31, 2019, the subscription warrants – indemnification were represented by 5,192,919 shares and amounted to R$ 130,657 (as of December 31, 2018, they were represented by 4,824,238 that totaled R$ 123,095). Due to the final adverse decision of some of these lawsuits, on December 31, 2019, the maximum number of shares that could be issued in 2020 related to the subscription warrants – indemnification was up to 5,920,425 (5,976,316 shares as of December 31, 2018).

The information above were adjusted retrospectively as disclosure in Note 26.a.

In February 19, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 common shares due to the partial exercise of the rights conferred by the subscription warrants. For more information on the partial issue, see note 36.

26.	Equity

a.	Share Capital

On December 31, 2019, the subscribed and paid-in capital stock consists of 1,112,810,192 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of December 31, 2019, on B3 was R$ 25.48 (R$ 26.60 as of December 31, 2018).

As of December 31, 2019, the Company is authorized to increase capital up to the limit of 1,600,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors. In February 19, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 common shares due to the partial exercise of the rights conferred by the subscription warrants. For more information on the partial issue, see note 36.

As of December 31, 2019, there were 46,518,315 common shares outstanding abroad in the form of ADRs (55,725,974 shares as of December 31, 2018).

On April 10, 2019, the Company’s extraordinary and annual general meeting approved the stock split of common shares issued by Ultrapar, at a ratio of one currently existing share to two shares of the same class and type as well as the changing of the number of shares in which the capital stock of the Company is divided. The stock split approved herein shall not imply in any change in the Ultrapar’s capital stock. The new shares and ADRs resulting from the stock split approved herein are of the same class and type and granted to its holders the same rights of the current shares and ADRs. All information was adjusted retrospectively in this financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of December 31, 2019, and December 31, 2018, 26,780,298 common shares were held in the Company’s treasury, acquired at an average cost of R$ 18.12.

d.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c.

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares.

e.	Revaluation Reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS) instituted by Law 11,638/07, reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f.	Profit Reserves

f.1	Legal Reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2	Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of the annual net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,290,073 as of December 31, 2019 (R$ 3,412,427 as of December 31, 2018).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Valuation Adjustments and Cumulative Translation Adjustments

g.1 Valuation Adjustments

(i)

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(ii)

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

(iii)

The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the interest earned and the foreign currency exchange variation are recognized in equity as valuation adjustments. Gains and losses are reclassified to statements of profit or loss when the financial investment is settled.

(iv)

The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Balance and changes in valuation adjustments of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post- employment benefits	Non-controlling shareholders interest change	Total
Balance as of December 31, 2017	(27,364)	—	(15,181)	197,369	154,824
Changes in fair value of financial instruments	(326,030)	(273)	—	—	(326,303)
Income and social contribution taxes on fair value	110,058	—	—	—	110,058
Actuarial losses of post-employment benefits	—	—	(2,810)	—	(2,810)
Income and social contribution taxes on actuarial losses	—	—	242	—	242

Balance as of December 31, 2018	(243,336)	(273)	(17,749)	197,369	(63,989)
Changes in fair value of financial instruments	(76,479)	478	—	—	(76,001)
IRPJ and CSLL on fair value	23,683	—	—	—	23,683
Actuarial losses of post-employment benefits	—	—	(41,794)	—	(41,794)
Income and social contribution taxes on actuarial losses	—	—	11,784	—	11,784

Balance as of December 31, 2019	(296,132)	205	(47,759)	197,369	(146,317)

g.2 Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent administration (see Note 2.s.1) and the exchange rate variation on notes in the foreign market (see Note 34.h.3) is directly recognized in the equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in cumulative translation adjustments of the Company are as follows:

12/31/2019
Balance as of December 31, 2017	53,061
Currency translation of foreign subsidiaries	52,531
Effect of foreign currency exchange rate variation on financial instruments	(60,204)
IRPJ and CSLL — IRPJ and CSLL on exchange variation	20,469

Balance as of December 31, 2018	65,857
Currency translation of foreign subsidiaries	46,330
Effect of foreign currency exchange rate variation on financial instruments	(14,788)
IRPJ and CSLL — IRPJ and CSLL on exchange variation	5,028

Balance as of December 31, 2019	102,427

h.	Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends payable as of December 31, 2018 in the amount of R$ 380,324 (R$ 0.70 – seventy cents of Brazilian Real per share), were approved by the Board of Directors on February 20, 2019, and paid beginning March 13, 2019. On August 14, 2019, the Board of Directors approved the anticipation of dividends of 2019, in the amount of R$ 217,382 (R$ 0.20 – twenty cents of Brazilian Real per share), paid as from August 30, 2019. The proposed dividends payable as of December 31, 2019, in the amount of R$ 261,470 (R$ 0.24 – twenty-four cents of Brazilian Real per share), were approved by the Board of Directors on February 19, 2020, and will be paid as of March 06, 2020.

Balances and changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2018	282,334	284,024
Provisions	326,736	329,106
Payments	(594,381)	(596,436)

Balance as of December 31, 2019	14,689	16.694

The management proposal for the allocation of net income for 2019 and for distribution of dividends is as follow:

12/31/2019
Allocation of net income
Net income for the period attributable to shareholders of Ultrapar	373,526

Minimum mandatory dividends for the period (50% of the net income)	186,763
Legal reserve (5% of the net income)	18,676
Additional dividends to minimum mandatory dividends	168,087

Total allocation of net income	373,526
Allocation of dividends
Minimum mandatory dividends for the period (50% of the net income)	186,763
Additional dividends to minimum mandatory dividends	168,087
Dividends on statutory reserve	124,002

Total allocation	478,852
(-) Interim dividends paid (R$ 0.20 per share)	(217,382)

Dividends payable (R$ 0.24 per share) — Equity	261,470

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

27.	Net Revenue from Sale and Services (Consolidated)

	12/31/2019	12/31/2018
Gross revenue from sale	94,296,759	94,693,178
Gross revenue from services	869,084	750,791
Sales taxes	(4,031,295)	(3,027,597)
Discounts and sales returns	(1,494,814)	(1,342,799)
Amortization of contractual assets with customers (see Note 11)	(355,250)	(371,825)
Deferred revenue (see Note 24)	13,491	(3,765)

Net revenue from sales and services	89,297,975	90,697,983

28.	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	12/31/2019	12/31/2018
Raw materials and materials for use and consumption	81,819,820	83,116,950
Personnel expenses	2,415,581	2,513,586
Freight and storage	1,170,870	1,178,990
Depreciation and amortization	844,647	812,489
Amortization of right to use assets	300,058	—
Advertising and marketing	206,103	173,988
Services provided by third parties	322,589	328,361
Other expenses	474,081	709,710

Total	87,553,749	88,834,074

Classified as:
Cost of products and services sold	83,187,109	84,537,368
Selling and marketing	2,640,387	2,670,867
General and administrative	1,726,253	1,625,839

Total	87,553,749	88,834,074

29.	Gain (loss) on Disposal of PP&E and Impairment (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, or intangible asset disposed of. In 2019, the loss was R$ 30,019 (loss of R$ 22,088 as of December 31, 2018), represented primarily from sale of PP&E and closing stores of Extrafarma. Additionally, in 2019, impairment testing purposes identify the recognition of impairment in the amount of R$ 593,280 for goodwill of Extrafarma.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Other Operating Income, Net (Consolidated)

	12/31/2019	12/31/2018
Commercial partnerships (1)	40,816	53,671
Merchandising (2)	44,396	52,092
Loyalty program (3)	12,943	25,682
Ultracargo – fire accident in Santos(4)	(3,733)	(4,951)
Fine for unrealized acquisition (5)	—	(286,160)
Extraordinary tax credits (6)	144,949	208,038
Conduct adjustment commitment – Tequimar(7)	(65,539)	—
Others	5,793	9,161

Other operating income, net	179,625	57,533

(1)	Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.
(4)	For more information about the fire accident in Ultracargo, see Notes 22.b.2.4 and 23.
(5)	Refers to a contractual fine paid in 2018 by Cia. Ultragaz in favor of Petrobras due to the non-closing of the acquisition of Liquigás Distribuidora S.A (“Liquigás”) transaction rejected to the CADE.
(6)	Refers substantially to Extrafarma and Ipiranga credits (see Note 7.a.2) and Iconic.
(7)	For more information see Note 22.b.2.4.

31.	Financial Income (Expense)

	Parent		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Financial income:
Interest on financial investments	73,201	101,653	302,793	328,625
Interest from customers	—	—	138,462	135,514
Changes in subscription warranty – indemnification (see Note 25)	—	44,484	—	44,484
Selic interest over PIS and COFINS credits (see Note 22.d.1)	—	—	—	168,564
Other financial income	—	—	16,034	4,048

	73,201	146,137	457,289	681,235

Financial expenses:
Interest on loans	—	—	(388,897)	(440,641)
Interest on debentures	(111,732)	(105,424)	(482,361)	(441,394)
Interest on leases payable	(200)	—	(132,994)	(2,670)
Bank charges, financial transactions tax, and other charges	(2,692)	(14,476)	(62,687)	(92,558)
Exchange variation, net of gains and losses with derivative financial instruments	25	—	134,544	172,701
Changes in subscription warranty – indemnification (see Note 25)	(7,760)	—	(7,760)	—
Interest of provisions, net, and other financial expenses	—	—	(23,988)	9,791

	(122,359)	(119,900)	(964,143)	(794,771)

Financial income (expense)	(49,158)	26,237	(506,854)	(113,536)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

32.	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants — indemnification, as mentioned in Notes 8.c and 25, respectively.

	12/31/2019	12/31/2018
Basic Earnings per Share
Net income for the year of the Company	373,526	1,150,421
Weighted average shares outstanding (in thousands)	1,086,485	1,086,237
Basic earnings per share – R$	0.3438	1.0591
Diluted Earnings per Share
Net income for the year of the Company	373,526	1,150,421
Weighted average shares outstanding (in thousands), including dilution effects	1,091,653	1,091,335
Diluted earnings per share – R$	0.3422	1.0541
Weighted Average Shares Outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation	1,086,485	1,086,237
Dilution effect
Subscription warrants — indemnification	2,554	2,496
Deferred Stock Plan	2,614	2,602

Weighted average shares outstanding for diluted per share calculation	1,091,653	1,091,335

Earnings per share were adjusted retrospectively as disclosure in Note 26.a. and by the issue of 2,108,542 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in note 36.

33.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the North, Northeast and Southeast regions of the country. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.	Financial information related to segments

The main financial information of each of the Company’s segments are stated as follows:

	12/31/2019	12/31/2018
Net revenue from sales and services:
Ultragaz	7,094,823	7,043,246
Ipiranga	75,452,481	76,477,640
Oxiteno	4,254,237	4,748,428
Ultracargo	540,758	493,649
Extrafarma	2,060,568	2,027,988

	89,402,867	90,790,951
Others (1)	44,770	46,937
Intersegment sales	(149,662)	(139,905)

Total	89,297,975	90,697,983

Intersegment sales:
Ultragaz	3,794	2,879
Ipiranga	535	2,919
Oxiteno	22,265	6,325
Ultracargo	78,390	82,573
Extrafarma	—	—

	104,984	94,696
Others (1)	44,678	45,209

Total	149,662	139,905

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	7,091,029	7,040,367
Ipiranga	75,451,946	76,474,721
Oxiteno	4,231,971	4,742,103
Ultracargo	462,368	411,076
Extrafarma	2,060,569	2,027,988

	89,297,883	90,696,255
Others (1)	92	1,728

Total	89,297,975	90,697,983

Operating income (expense):
Ultragaz	368,975	35,567
Ipiranga	1,674,439	1,396,574
Oxiteno	(12,833)	457,128
Ultracargo	83,171	124,720
Extrafarma	(720,252)	(118,329)
Corporation (2)	(96,432)	—

	1,297,068	1,895,660
Others (1)	3,484	3,694

Total	1,300,552	1,899,354

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2019	12/31/2018
Share of profit (loss) of joint-ventures and associates:
Ultragaz	(5)	12
Ipiranga	(24,782)	(18,169)
Oxiteno	532	880
Ultracargo	1,370	1,350

	(22,885)	(15,927)
Others (1)	10,740	1,148

Total	(12,144)	(14,779)

Income before financial result, income and social contribution taxes	1,288,407	1,884,575
Financial result, net	(506,854)	(113,536)

Income before income and social contribution taxes	781,553	1,771,039

Additions to PP&E and intangible assets (excluding intersegment account balances):
Ultragaz	249,784	245,069
Ipiranga	370,864	417,519
Oxiteno	255,016	473,026
Ultracargo	217,377	167,034
Extrafarma	89,850	118,577

	1,182,891	1,421,225
Others (1)	20,186	18,382

Total additions to PP&E and intangible assets (see Notes 14 and 15)	1,203,077	1,439,607
Asset retirement obligation – fuel tanks (see Note 21)	(290)	(264)
Capitalized borrowing costs	(30,748)	(23,438)

Total investments in PP&E and intangible assets (cash flow)	1,172,039	1,415,905

Payments of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	330,068	390,177

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2019	12/31/2018
Depreciation of PP&E and amortization of intangible assets charges:
Ultragaz	186,221	222,527
Ipiranga	290,747	283,426
Oxiteno	212,328	167,357
Ultracargo	59,618	52,414
Extrafarma	80,550	71,552

	829,464	797,276
Others (1)	15,183	15,213

Total	844,647	812,489

Amortization of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	355,055	371,825
Ultragaz	195	—

	355,250	371,825

Amortization of right to use assets:
Ultragaz	31,264	—
Ipiranga	164,543	—
Oxiteno	9,676	—
Ultracargo	20,673	—
Extrafarma	73,774	—

	299,930	—
Others (1)	128	—

Total	300,058	—

Total assets (excluding intersegment account balances):
Ultragaz	2,998,623	2,719,425
Ipiranga	16,278,320	15,381,887
Oxiteno	7,453,476	7,452,331
Ultracargo	1,871,799	1,478,697
Extrafarma	2,060,182	2,107,901

	30,662,400	29,140,241
Others (1)	533,072	1,359,154

Total	31,195,472	30,499,395

(1)

Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and Subsidiaries Serma — Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

(2)

Expenses related to Ultrapar’s holding structure, including the Presidency, Board of Directors and, fiscal council, advisory committees to Board of Directors and Human Capital and Audit and Compliance directories.

b.	Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	12/31/2019	12/31/2018
United States of America	909,787	857,049
Mexico	124,809	124,037
Uruguay	74,732	72,345
Venezuela (*)	—	2,427

	1,109,328	1,055,858

(*)	See Note 3.b.3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	12/31/2019	12/31/2018
Net revenue from sale and services:
Brazil	87,927,198	89,183,342
Mexico	220,021	207,615
Uruguay	41,648	48,096
Venezuela (*)	2,293	68,877
Other Latin American countries	418,368	425,973
United States of America and Canada	437,669	465,840
Far East	74,093	96,394
Europe	118,917	138,347
Others	57,768	63,499

Total	89,297,975	90,697,983

Sales to the foreign market are made substantially by the Oxiteno segment.

(*)	See Note 3.b.3.

34.	Risks and Financial Instruments (Consolidated)

a.	Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its CA (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below:

The execution of the Policy has done by corporate financial board, through its treasury department, with the assistance of the accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Risk and Investment Committee, (“Committee”), which is composed of CFO, Treasury Director, Controller and others directors designated by the CFO. The Committee holds quartely meetings and monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the CAof Ultrapar.

The Audit and Risks Committee (“CAR”) advises the CA in the assessment of controls, management and exposure of financial risks and revision of Policy. The Risk, Compliance and Audit board monitors of standards compliance of the Policy and reports to the CAR the risks exposure and compliance or noncompliance of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Currency Risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1	Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	12/31/2019	12/31/2018
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	455.6	254.2
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	213.5	235.1
Other net assets in foreign (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	1,445.0	1,384.9

	2,114.1	1,874.2

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(6,895.1)	(5,515.6)
Payables arising from imports, net of advances to foreign suppliers	(344.5)	(567.7)

	(7,239.6)	(6,083.3)

Foreign currency hedging instruments	3,636.4	2,483.0

Net liability position – Total	(1,489.1)	(1,726.1)

Net asset (liability) position – Income statement effect	452.0	282.7
Net liability position – Equity effect	(1,941.1)	(2,008.8)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2	Sensitivity Analysis of Assets and Liabilities in Foreign Currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,489.1 million in foreign currency as of December 31, 2019:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect (2) Equity effect	Real devaluation	45.2 (194.1)	113.0 (485.3)	226.0 (970.6)

(1) + (2)	Net effect	(148.9)	(372.3)	(744.6)

(3) Income statement effect (4) Equity effect	Real appreciation	(45.2 194.1)	(113.0 485.3)	(226.0 970.6)

(3) + (4)	Net effect	148.9	372.3	744.6

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,726.1 million in foreign currency as of December 31, 2018:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect (2) Equity effect	Real devaluation	28.3 (200.9)	70.7 (502.2)	141.4 (1.004.4)

(1) + (2)	Net effect	(172.6)	(431.5)	(863.0)

(3) Income statement effect (4) Equity effect	Real appreciation	(28.3 200.9)	(70.7 502.2)	(141.4 1.004.4)

(3) + (4)	Net effect	172.6	431.5	863.0

The equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 26.g.2), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and “h. Hedge Accounting” below).

c.	Interest Rate Risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 16.

The Company attempts to maintain most of its financial interest assets and liabilities at floating rates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.1	Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

In millions of Brazilian Reais	Note	12/31/2019	12/31/2018
DI
Cash equivalents	4.a	1,780.9	3,722.3
Financial investments	4.b	2,610.7	2,537.3
Asset position of foreign exchange hedging instruments — DI	34.g	19.3	33.9
Loans and debentures	16.a	(6,268.6)	(8,440.9)
Liability position of foreign exchange hedging instruments — DI	34.g	(3,318.3)	(2,205.5)
Liability position of fixed interest instruments + IPCA — DI	34.g	(821.9)	(823.5)

Net liability position in DI		(5,997.9)	(5,176.4)

TJLP
Loans — TJLP	16.a	(103.9)	(201.2)

Net liability position in TJLP		(103.9)	(201.2)

LIBOR
Asset position of foreign exchange hedging instruments — LIBOR	34.g	850.3	811.6
Loans — LIBOR	16.a	(1,457.3)	(1,437.1)

Net liability position in LIBOR		(607.0)	(625.5)

TIIE
Loans — TIIE	16.a	—	(4.0)

Net liability position in TIIE		—	(4.0)

SELIC
Loans — SELIC	16.a	(30.4)	(51.5)

Net liability position in SELIC		(30.4)	(51.5)

Total net liability position exposed to floating interest		(6,739.2)	(6,058.6)

c.2	Sensitivity Analysis of Floating Interest Rate Risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (DI, TJLP, LIBOR, TIIE and SELIC) as a base scenario. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The tables below show the incremental expenses and income that would be recognized in financial income, due to the effect of floating interest rate changes in different scenarios.

		12/31/2019
In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in DI	29.3	73.3	146.5
Foreign exchange hedging instruments (assets in DI) effect	Increase in DI	0.1	0.1	0.3
Interest effect on debt in DI	Increase in DI	(44.5)	(111.2)	(222.3)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(39.2)	(85.6)	(162.9)

Incremental expenses		(54.3)	(123.4)	(238.4)

Interest effect on debt in TJLP	Increase in TJLP	(1.2)	(3.0)	(6.1)

Incremental expenses		(1.2)	(3.0)	(6.1)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1.7	4.3	8.6
Interest effect on debt in LIBOR	Increase in LIBOR	(3.6)	(8.9)	(17.8)

Incremental expenses		1.9	4.6	9.2

Interest effect on debt in TIIE	Increase in TIIE	—	—	—

Incremental expenses		—	—	—

Interest effect on debt in SELIC	Increase in SELIC	(0.3)	(0.6)	(1.3)

Incremental expenses		(0.3)	(0.6)	(1.3)

		12/31/2018
In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in DI	32.7	81.7	163.3
Foreign exchange hedging instruments (assets in DI) effect	Increase in DI	0.1	0.2	0.5
Interest effect on debt in DI	Increase in DI	(55.0)	(137.4)	(274.9)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(33.7)	(73.4)	(139.6)

Incremental expenses		(55.9)	(128.9)	(250.7)

Interest effect on debt in TJLP	Increase in TJLP	(1.7)	(4.2)	(8.3)

Incremental expenses		(1.7)	(4.2)	(8.3)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	2.8	6.9	13.9
Interest effect on debt in LIBOR	Increase in LIBOR	(3.6)	(9.1)	(18.1)

Incremental expenses		(0.8)	(2.2)	(4.2)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.3)	(0.5)

Incremental expenses		(0.1)	(0.3)	(0.5)

Interest effect on debt in SELIC	Increase in SELIC	(0.4)	(1.0)	(2.0)

Incremental expenses		(0.4)	(1.0)	(2.0)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

d.1	Credit risk of financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

d.2	Government credit risk

The Company’s policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair Value
Counterparty credit rating	12/31/2019	12/31/2018
AAA	4,906,077	5,933,671
AA	331,512	707,358
A	418,020	262,553
BBB	56,488	90,824

Total	5,712,097	6,994,406

d.3	Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The estimates of credit losses are calculated by the expected loss approach, based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries of the Company maintained the following allowance for estimated losses on doubtful accounts balances on trade receivables:

	12/31/2019	12/31/2018
Ipiranga	447,235	442,486
Ultragaz	94,985	61,975
Oxiteno	13,252	12,371
Extrafarma	3,419	5,858
Ultracargo	2,001	2,089

Total	560,892	524,779

The table below presents information about credit risk exposure:

	12/31/2019			12/31/2018
	Weighted average rate of losses	Accouting balance	Provision for losses	Weighted average rate of losses	Accouting balance	Provision for losses
Current	1.3%	3,843,803	50,198	1.5%	4,372,784	66,208
less than 30 days	2.1%	185,612	3,975	4.0%	132,884	5,344
31-60 days	7.1%	37,801	2,688	7.9%	68,733	5,396
61-90 days	20.4%	24,861	5,062	11.3%	59,006	6,664
91-180 days	41.8%	91,633	38,337	55.8%	105,703	58,959
more than 180 days	53.1%	867,618	460,632	58.6%	652,075	382,208

		5,051,328	560,892		5,391,185	524,779

The information about estimated losses on doubtful accounts balances by geographic area are as follows:

	12/31/2019	12/31/2018
Brasil	550,928	513,136
México	1,123	621
Uruguai	267	257
Outros paĺses da América Latina	561	1,750
Estados Unidos e Canadá	889	1,394
Europa	7,075	6,842
Outros	49	779

	560,892	524,779

For further information about the allowance for estimated losses on doubtful accounts, see Notes 5.a and 5.b.

e.	Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,532.0 million, including estimated interests on loans (for quantitative information, see Note 16.a). Furthermore, the investment plan for 2020 totals R$ 1,771 million. On December 31, 2019, the Company and its subsidiaries had R$ 5,205.6 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of December 31, 2019 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

	In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	17,224.8	1,532.0	5,954.9	4,686.3	5,051.5
Currency and interest rate hedging instruments (3)	588.4	131.1	143.7	129.3	184.3
Trade payables	2,700.1	2,700.1	—	—	—
Leases payable	2,043.8	310.0	904.7	508.7	320.4

(1)

To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) DI of % 4.40% to 2020, 4.95% to 2021, 5.57% to 2022 and 6.01% to 2023, (ii) exchange rate of the Real against the U.S. dollar of R$ 4.05 in 2020, R$ 4.17 in 2021, R$ 4.33 in 2022, R$ 4.52 in 2023, R$ 4.73 in 2024, R$ 4.93 in 2025, R$ 5.13 in 2026, R$ 5.34 in 2027, R$ 5.56 in 2028 and R$ 5.78 in 2029 (iii) TJLP of 5.57%, (iv) IGP-M of 4.18% in 2020, 3.99% in 2021, 3.75% in 2022, 3.58% as from 2023 and (v) IPCA of 3.46% in 2020, 3.45% in 2021, 3.50% in 2022 and 3.25% as from 2023(source:B3, Bulletin Focus and financial institutions).

(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)

The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on 28, 2019 and on the futures curve of LIBOR (ICE — IntercontinentalExchange) and commodities heating oil contracts and RBOB quoted on New York Mercantile Exchange (“NYMEX”) on December 31, 2019. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

f.	Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 16). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

g.	Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, Swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered by the Company and its subsidiaries:

Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount[1]		Fair value
		Assets	Liabilities		12/31/2019	12/31/2018	12/31/2019	12/31/2018
							R$ million	R$ million
Foreign exchange swap	Debt	USD + 4.51%	104.0% DI	nov-23	USD 245.0	USD 245.0	69.3	(10.3)
Foreign exchange swap	Debt	LIBOR-3M + 1.11% = 4.1%	105.0% DI	jul-23	USD 150.0	USD 150.0	75.0	45.6
Interest rate swap	Debt	4.57% + IPCA	95.8% DI	oct-24	R$ 806.1	R$ 806.1	144.1	35.6
Interest rate swap	Debt	6.47%	100% DI	nov-24	R$ 90.0	—	0.6	—
Zero Cost Collar	Operating margin	Put USD 3.68	Call USD 4.60	dec-20	USD 60.0	USD 149.4	(0.1)	0.3

							288.9	71.2

Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount[1]		Fair value
		Assets	Liabilities		12/31/2019	12/31/2018	12/31/2019	12/31/2018

							R$ million	R$ million
Foreign exchange swap	Debt	USD + 3.60%	65.0% DI	jun-29	USD 853.0	USD 758.3	353.5	246.5
Foreign exchange swap	Debt	LIBOR-3M + 2.0% = 4.3%	105.9% DI	jun-20	USD 60.0	USD 60.0	48.5	38.0
Foreign exchange swap	Firm commitments	USD + 0.00%	39.9% DI	oct-19	USD 17.9	USD 98.5	(2.2)	(8.6)
Foreign exchange swap	Operating margin	34.8% DI	USD + 0.00%	feb-20	USD 4.7	USD 8.9	0.6	0.1
NDF	Firm commitments	BRL	USD	jan-20	USD 71.6	—	(1.1)	—
Term	Firm commitments	BRL	Heating oil / RBOB	jan-20	USD 56.0	—	(1.3)	—

							398.0	276.0

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1	Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In millions, except the DI %	12/31/2019	12/31/2018
Notional amount – US$	395.0	395.0
Result of hedging instruments – gain/(loss) – R$	79.5	149.2
Fair value adjustment of debt – R$	(36.8)	(28.5)
Financial expense in the statements of profit or loss – R$	(130.3)	(215.9)
Average effective cost – DI %	104.4	104.4

For more information, see Note 16.c.1.

The interest rate hedging instruments designated as fair value hedge are:

In millions, except the DI %	12/31/2019	12/31/2018
Notional amount – R$	806.1	806.1
Result of hedging instruments – gain/(loss) – R$	73.0	25.8
Fair value adjustment of debt – R$	(77.0)	(13.3)
Financial expense in the statements of profit or loss – R$	(68.1)	(50.2)
Average effective cost – DI %	95.8	95.8

For more information, see Note 16.g.2, 16.g.4 and 16.g.6.

In millions, except the DI %	12/31/2019	12/31/2018
Notional amount – R$	90.0	—
Result of hedging instruments – gain/(loss) – R$	0.6	—
Fair value adjustment of debt – R$	(0.2)	—
Financial expense in the statements of profit or loss – R$	(0.4)	—
Average effective cost – DI %	99.9	—

For more information, see Note 16.g.7.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions, to hedge against fluctuations arising from changes in exchange rate.

On December 31, 2019, the Company had no exchange rate and commodities hedging instruments of firm commitments designated as cash flow hedges. For the exchange rate and commodities hedging instruments settled in 2019, a loss of R$ 29.1 million (a gain of R$ 10.7 million for the period ended on December 31, 2018) was recognized in the statement of profit or loss.

On December 31, 2019, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 550.0 million (US$ 570.0 million on December 31, 2018). On December 31, 2019, the unrealized loss of “Other comprehensive income” is R$ 293.3 million (loss of R$ 243.7 million on December 31, 2018), net of deferred IRPJ and CSLL.

On December 31, 2019, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) totaled US$ 60.0 million (US$ 149.4 million on December 31, 2018). On December 31, 2019, the unrealized loss of “Other comprehensive income” is R$ 0.1 million (gain of R$ 0.2 million on December 31, 2018), net of deferred IRPJ and CSLL.

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On December 31, 2019, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 95.0 million (US$ 96.0 million on December 31, 2018). On December 31, 2019, the unrealized loss of “Other comprehensive income” is R$ 55.7 million (loss of R$ 45.9 million on December 31, 2018), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i. Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	12/31/2019
	R$ million
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	230.0	0.0
b – Exchange rate swaps payable in U.S. dollars (ii)	(1.7)	(0.1)
c – Interest rate swaps in R$ (iii)	(4.0)	—
d – Non-derivative financial instruments (iv)	(262.1)	(349.0)

Total	(37.8)	(349.0)

	12/31/2018
	R$ million
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	181.5	—
b – Exchange rate swaps payable in U.S. dollars (ii)	(3.8)	0.2
c – Interest rate swaps in R$ (iii)	12.5	—
d – Non-derivative financial instruments (iv)	(134.0)	(289.6)

Total	56.2	(289.4)

(i)	Does not consider the effect of exchange rate variation of exchange Swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments);
(ii)	Considers the designation effect of foreign exchange hedging;
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais; and
(iv)	Considers the results of notes in the foreign market (for further information see Note 16.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			12/31/2019		12/31/2018
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at amortized cost	4.a	284,992	284,992	205,482	205,482
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	1,780,939	1,780,939	3,722,308	3,722,308
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	49,448	49,448	11,161	11,161
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,937,967	1,937,967	2,462,018	2,462,018
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	595,816	595,816	2,208	2,208
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	76,904	76,904	73,089	73,089
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	303,417	303,417	154,811	154,811
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	682,615	682,615	363,329	363,329
Reseller Financing	Measured at amortized cost	5.b	800,936	839,090	715,530	752,471

Total			10,202,533	10,214,435	11,860,812	11,858,848

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,666,092	1,666,092	1,567,374	1,567,374
Financing	Measured at amortized cost	16.a	6,008,415	7,268,742	6,889,310	6,840,079
Debentures	Measured at amortized cost	16.a	5,657,339	5,603,669	5,826,242	5,770,979
Debentures	Measured at fair value through profit or loss	16.a	1,030,892	1,030,891	833,213	833,213
Leases payable	Measured at amortized cost	13	1,588,673	1,588,673	46,066	46,066
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16	29,985	29,985	43,944	43,944
Trade payables	Measured at amortized cost	17	2,700,071	2,678,808	2,731,677	2,710,352
Subscription warrants – indemnification	Measured at fair value through profit or loss	25	130,657	130,657	123,095	123,095

Total			18,812,123	19,997,517	18,060,921	17,935,102

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.

•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

•	The fair value of trade receivables and trade payables are approximate to their carrying values.

•

The subscription warrants –indemnification were measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 25).

•	The fair value calculation of notes in the foreign market (see Note 16.b) is based on the quoted price in an active market.

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 16.a), (iii) guarantees to customers that have vendor arrangements (see Note 16.i), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 25). Cash, banks, trade receivables and reseller financing are classified as measured at amortized cost. Trade payables, leases payable and other payables are classified as financial liabilities measured at amortized cost.

j.1	Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	12/31/2019	Level 1	Level 2
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	284,992	284,992	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	1,780,939	—	1,780,939
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	49,448	49,448	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,937,967	1,937,967	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	595,816	—	595,816
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	76,904	—	76,904
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	303,417	18,985	284,432
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	682,615	—	682,615
Trade Receivables	Measured at amortized cost	5.a	3,663,247	—	3,663,247
Reseller Financing	Measured at amortized cost	5.b	839,090	—	839,090

Total			10,214,435	2,291,392	7,923,043

Financial liabilities:
Financing	Measured at fair value through profit or loss	16	1,666,092	—	1,666,092
Financing	Measured at amortized cost	16	7,268,742	4,587,932	2,680,810
Debentures	Measured at amortized cost	16	5,603,669	—	5,603,669
Debentures	Measured at fair value through profit or loss	16	1,030,891	—	1,030,891
Leases payable	Measured at amortized cost	13	1,588,673	—	1,588,673
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	16	29,985	—	29,985
Trade payables	Measured at amortized cost	17	2,678,808	—	2,678,808
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	25	130,657	—	130,657

Total			19,997,517	4,587,932	15,409,585

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2019	Level 1	Level 2
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	205,482	205,482	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,722,308	—	3,722,308
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	11,161	11,161	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,462,018	2,462,018	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	2,208	—	2,208
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	73,089	—	73,089
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	154,811	1,666	153,145
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	363,329	—	363,329
Trade Receivables	Measured at amortized cost	5.a	4,111,971	—	4,111,971
Reseller Financing	Measured at amortized cost	5.b	752,471	—	752,471

Total			11,858,848	2,680,327	9,178,521

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,567,374	—	1,567,374
Financing	Measured at amortized cost	16.a	6,840,079	2,841,436	3,998,643
Debentures	Measured at amortized cost	16.a	5,770,979	—	5,770,979
Debentures	Measured at fair value through profit or loss	16.a	833,213	—	833,213
Leases payable	Measured at amortized cost	13	46,066	—	46,066
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	43,944	—	43,944
Trade payables	Measured at amortized cost	17	2,710,352	—	2,710,352
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	25	123,095	—	123,095

Total			15,935,102	2,841,436	15,093,666

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

The fair value of trade receivables and trade payables are classified as level 2.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Sensitivity Analysis of Derivative Financial Instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments as of December 31, 2019 and December 31, 2018, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.76 (R$ 5.86 as of December 31, 2018) in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2019 and December 31, 2018, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps (2) Debts/firm commitments in dollars	Dollar appreciation	700,499 (700,465)	1,668,202 (1,668,031)	2,635,905 (2,635,596)

(1)+(2)	Net effect	34	172	309

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps (4) Gross margin of Oxiteno	Dollar devaluation	376 (376)	62,559 (62,559)	124,742 (124,742)

(3)+(4)	Net effect	—	—	—

Options
(5) Options Real / U.S. Dollar swaps (6) Gross margin of Oxiteno	Dollar devaluation	— —	42,101 (42,101)	102,917 (102,917)

(5)+(6)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12/31/2018	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps (2) Debts/firm commitments in dollars	Dollar appreciation	372,022	1,039,669	1,707,316
		(372,019)	(1,039,661)	(1,707,303)

(1)+(2)	Net effect	3	8	13

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps (4) Gross margin of Oxiteno	Dollar devaluation	(65)	8,545	17,154
		65	(8,545)	(17,154)

(3)+(4)	Net effect	—	—	—

Options
(5) Options Real / U.S. Dollar swaps (6) Gross margin of Oxiteno	Dollar devaluation	—	97,938	244,572
		—	(97,938)	(244,572)

(5)+(6)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of December 31, 2019 and 2018, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 31, 2019 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—DI (2) Fixed rate debt	Decrease in Pre-fixed rate	(195,123)	(137,260)	(74,027)
		195,123	137,260	74,027

(1) + (2)	Net effect	—	—	—

12/31/2018	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—DI (2) Fixed rate debt	Decrease in Pre-fixed rate	(311,993)	(254,409)	(188,047)
		311,993	254,409	188,047

(1) + (2)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

For the sensitivity analysis of the commodity price swings hedging instruments on December 31, 2019, the Company used the futures heating oil and gasoline (RBOB) contracts quoted on NYMEX. Scenarios II and III were estimated based on 25% and 50% deterioration, respectively, of the likely scenario commodity price.

Based on the balances of the hedging instruments and the objects hedged on December 31, 2019, prices were substituted and the variations between the new balance in Reais and the balance in Reais in the report date were calculated in each of the three scenarios. The table below shows the variation of the amounts of the derivative instruments and their objects of hedge, considering the variations in commodity prices in the different scenarios:

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
NDF Commodities
(1) NDF of Commodities (2) Gross margin from Ipiranga	Decrease in Commodities Price	100,542 (100,542)	1,490,893 (1,490,893)	2,881,245 (2,881,245)

(1)+(2)	Net effect	—	—	—

35.	Commitments (Consolidated)

a.	Contracts

a.1 Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	397,000	2031
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2019, these rates were R$ 8.37 per ton for Aratu and R$ 2.54 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

a.2 Subsidiary Oxiteno S.A. has a supply agreements with Braskem S.A. which establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product.. These contracts establish a minimum commitment to according to the table below:

Plant	Minimum purchase (tons) per year	Maturity
Camaçari	205,000	2021
Mauá	44,100	2023

Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Insurance Coverage

The Company maintains insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of certain locations are shown below:

	Maximum compensation value (*)
Oxiteno	US$	1,142	(equivalent to R$	4,603 millions as of 12/31/2019)	(*)
Ipiranga	R$	1,025
Ultracargo	R$	949
Ultragaz	R$	266
Extrafarma	R$	160

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million (equivalent to R$ 1,612 million as of December 31, 2019), against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers to indemnify the members of the Board of Directors (D&O), fiscal council, directors and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million (equivalent to R$ 322 million as of December 31, 2019), which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

c.	Port concessions

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas with minimum storage capacity of 64 thousand m³ located at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. For the port of Cabedelo, the companies Nordeste Logística I, Nordeste Logística II and Nordeste Logística III were constituted, together with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. For the port of Vitória, Navegantes was constituted, together with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. The total investments regarding IPP’s stake sums up to R$160 million for a concession term of 25 years.

On April 5, 2019, Company, through its subsidiary IPP and Tequimar, also won three concessions. IPP won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP, that shall have minimum storage capacity of 41 thousand m³, and (ii) area BEL04A, which is currently operated by IPP with minimum storage capacity of 23 thousand m³. Such areas will be operated for at least 15 years, according to the auction notice. For the area BEL02, Latitude was constituted, together with Petróleo Sabbá S.A.. Tequimar won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³. The area will be operated by Tequimar for at least 25 years, according to the auction notice. For the area VDC12, Tequimar Vila do Conde Logística Portuária S.A. was constituted (see Note 3.b). The estimated investments regarding the participation of IPP and Tequimar sums up to R$ 450 million, approximately, to be disbursed throughout the next five years including the auction grants and the minimum investment required for these areas.

36.	Subsequent Events

In February 19, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 common shares within the authorized capital limit provided by the art. 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants (see note 25) issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014. The share capital of the Company will therefore be represented by 1,114,918,734 common shares, all of which are registered and with no par value.

ANNUAL REPORT OF THE AUDIT AND RISK COMMITTEE

THE COMMITTEE’S DUTIES

The Ultrapar Audit and Risk Committee is a permanent statutory advisory body directly linked to the Board of Directors, with operational independence and own budget, and subject to applicable laws and regulations, in particular the Regulation of the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão, the Company’s Bylaws and its Internal Regulations.

According to the Bylaws, the Committee aims to assist the Board of Directors in overseeing (1) the integrity and quality of the Company’s financial statements, (2) the Company’s compliance with the legal and regulatory requirements, (3) the qualifications and independence of the independent auditor, (4) the performance of the functions of the Company’s internal audit and independent auditors, and (5) the Company’s risk management.

The Ultrapar Audit and Risks Committee currently has three independent members of the Board of Directors and one independent external member, who is the Committee Coordinator.

The Committee provides its opinion on the hiring and dismissal of independent auditors and advises the Board of Directors in the supervision of its activities, qualifications and independence, evaluating and previously approving the provision of services permitted by law that are not related to the audit. KPMG Auditores Independentes is the company currently responsible for the annual audit of the financial statements, their quarterly reviews and the evaluation of the structure of internal controls applicable to the preparation of the financial statements in order to comply with the rules of the Brazilian Securities Commission (CVM - Comissão de Valores Imobiliários) and B3 – Brasil, Bolsa, Balcão, in Brazil, and the SEC - Security Exchange Commission and NYSE - New York Stock Exchange, in the United States of America, including in relation to compliance with the requirements of the Sarbanes-Oxley Act. The Committee is responsible for reviewing, together with the independent auditors, the quality and integrity of the financial statements, and reporting the relevant issues to the Board of Directors.

The Committee is responsible for following-up the activities of the Risk, Compliance and Audit Executive Board, evaluating its structure, procedures and effectiveness of the internal audit. The Committee shall review, together with the Board of Directors, its performance and any recommendations for improving the Company’s procedures.

In addition, the Audit and Risk Committee analyzes and monitors the risk exposures identified by the Company’s Executive Board, under the provisions of the Corporate Risk Management Policy, commenting on any revision of said policy, advising the Board of Directors in the definition of acceptable risk levels and assessing the quality and effectiveness of risk management procedures.

The Committee shall also ensure that the Company has specific means for receiving and confidentially handling information and complaints about non-compliance with legal provisions, code of conduct and other internal regulations applied to the Company, its employees and other stakeholders.

Quarterly, on an ordinary basis and extraordinarily whenever necessary, the Audit and Risk Committee attends a joint meeting with the Board of Directors, and reports the progress of their works. This activity report is prepared annually and sent to the Board of Directors and disclosed by the Company to the market. At each term of office, the Committee self-assesses its performance, and the findings are presented and discussed with the Board of Directors.

Since its establishment in May 2019, the Audit and Risk Committee has met ten times. During this period, the Committee was granted free access to all of the Company’s governance bodies, as well as to all of its officers, and, whenever necessary, the representatives of KPMG Auditores Independentes were requested to attend their meetings.

THE COMMITTEE’S ACTIVITIES

Governance

•	Investiture of members elected by the Board of Directors into their respective offices

•	Preparation and submission of the Internal Regulations of the Audit and Risks Committee to the Board of Directors for approval

•	Election of the Chief Risk, Compliance and Audit Officer as Secretary of the Committee

•	Development of the Committee’s thematic calendar of activities

•	Discussion and approval of the Committee’s annual budget

•	Analysis of changes in the Reference Form sent to the CVM

•	Preparation and presentation of quarterly activity reports to the Board of Directors, including recommendations for approving interim financial statements

•	Preparation, submission and discussion of this Annual Report of the Audit and Risks Committee with the Board of Directors

Independent Auditors

•	Verification of the qualification and independence of the independent auditor

•	Analysis of the annual work planning of the independent auditors

•	Discussion and recommendation on the fees of independent auditors

•	Joint work meetings and private sessions with independent auditors

Internal Controls and Financial Statements

•	Monitoring the environment of internal controls for the preparation of financial statements, together with external and internal audits

•

Analysis of the letter on internal controls issued by KPMG Auditores Independentes with recommendations for improvements and discussion with management about the action plans to address the identified issues

•	Periodic and specific monitoring of IT action plans for the implementation of new access management controls and interventions in systems and databases

•	Assessment of the adequacy of accounting practices and estimates used in the preparation of the Company’s financial statements

•	Analysis and discussion of the tax, civil and labor litigation of the Company and its subsidiaries

•	Review and discussion of the assumptions used by the Company’s management in the preparation of financial projections to identify the need for asset impairment and tax recovery

•	Analysis of the corporate and tax effects resulting from the merger of Oxiteno Nordeste by Oxiteno S.A.

•	Quarterly reviews of the interim financial statements together with the Company’s management and independent auditors

•

Review of the audited annual financial statements, management report and independent auditors’ report, with the presence of representatives of the Company and KPMG Auditores Independentes for the presentation and discussion of comments and analyses on the main audit matters and other issues that are relevant for the quality and integrity of said financial statements

Internal Audit

•	Evaluation of the organizational structure and annual budget of the Risk, Compliance and Audit Executive Board

•	Follow-up of the results of the internal audit work carried out in the period and any action plans in order to forward the recommendations presented

•	Follow-up of specific audits on transactions with related parties

•	Evaluation of the annual internal audit work plan for 2020

Integrated Risk Management

•	Analysis of the Corporate Risk Management Policy

•	Review and referral of the new General Risk System (Matriz Sistêmica de Riscos) for approval by the Board of Directors

•	Analysis of the update of the Impact and Vulnerability of the General Risk System of businesses and Ultrapar, after approval of the new General Risk System

•	Meeting with the Coordinator of the Financial Risk Committee

•	Review of the Corporate Financial Risk Management Policy and its subsequent forwarding to the Board of Directors for approval

Compliance

•	Follow-up of the number, distribution and types of complaints received by the Ultra Complaint Channel (Canal Aberto Ultra)

•	Analysis and discussion on the results of investigations of complaints and measures taken to address the identified issues

•	Follow-up of the Company’s Compliance Program

•	Analysis of the Company’s compliance plan with the General Data Protection Law

CONCLUSION OF THE REPORT

Considering the responsibilities of the Audit and Risks Committee, described in the Company’s Bylaws and in the Committee’s Internal Regulations, with the natural restrictions of the scope of its performance in the activities that are carried out, the Committee provides its opinion below:

•	The coverage and quality of the internal audit work carried out with adequate independence are satisfactory;

•	The internal control environment, the compliance policies and the integrated risk management are consistent with the size and complexity of the Company;

•

The information provided by management and the independent auditors was sufficient for the recommendations of this Committee. There has been no divergence between the teams and auditors carried out their work independently.

Based on the work and analyses carried out and the unqualified report of KPMG Auditores Independentes, the Audit and Risk Committee recommends the Board of Directors approves the Financial Statements of Ultrapar S.A. for the year ended as of December 31, 2019.

São Paulo, February 19, 2020

Flavio Cesar Maia Luz

Coordinator, Audit and Risk Committee

Ana Paula Vitali Janes Vescovi

Member of the Audit and Risks Committee

Joaquim Pedro Monteiro de Carvalho Collor de Mello

Member of the Audit and Risks Committee

José Maurĺcio Pereira Coelho

Member of the Audit and Risks Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2020

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Shareholders’ Meeting Manual, Remote voting form – Annual General Shareholders’ Meeting and Remote voting form – Extraordinary Shareholders’ Meeting)